FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 8 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2009

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Vera Nicholas-Gervais
Head of the Provincial
Territorial and Parliamentary Affairs Section
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

       The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2009 (the “Annual Report”) as follows:

       The following additional exhibit is added to the Annual Report:

Exhibit (k)	Public Accounts of Ontario: 2009-2010 Province of Ontario Annual Report and Consolidated Financial Statements

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO (Name of registrant)
August 23, 2010	By: /s/ Irene Stich
Name: Irene Stich Title: Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

EXHIBIT INDEX

Exhibit (k):	Public Accounts of Ontario: 2009-2010 Province of Ontario Annual Report and Consolidated Financial Statements

EXHIBIT (k)

Public Accounts of Ontario: 2009-10 Province of Ontario
Annual Report and Consolidated Financial Statements

To The Honourable
David C. Onley
Lieutenant Governor of Ontario

May It Please Your Honour:

The undersigned has the honour to present the Public Accounts of the Province of Ontario for the fiscal year ended March 31, 2010, in accordance with the requirements of the Financial Administration Act.

Respectfully submitted,

/s/  Dwight Duncan

The Honourable Dwight Duncan
Minister of Finance
Toronto, August 2010

TABLE OF CONTENTS

Foreword iii
Introduction 1
Guide to the Public Accounts 3
Annual Report 3
Supporting Volumes 4
Statement of Responsibility 5

FINANCIAL STATEMENT DISCUSSION AND ANALYSIS

Highlights 9
Responding to changes in global economic conditions 11
The plan to return to balance 12
Analysis of 2009–10 results 13
The downturn’s impact on revenues 14
Impact on government expenditures 15
Impact on borrowing and financial position 17
Indicators of financial condition 19
Sustainable recovery 20
Improving transparency, accountability and financial management 20
Delivering results 22
Investing in education and training 22
Making health care more accessible 23
Working toward a greener future 24
Actual to interim results in 2010 Budget 25

CONSOLIDATED FINANCIAL STATEMENTS

Auditor’s Report 29
Consolidated Statement of Operations 31
Consolidated Statement of Financial Position 32
Consolidated Statement of Change in Net Debt 33
Consolidated Statement of Change in Accumulated Deficit 34
Consolidated Statement of Cash Flow 35
Notes to the Consolidated Financial Statements 36
Schedules to the Consolidated Financial Statements 61
Glossary 80
Sources of Additional Information 85

FOREWORD

I am pleased to present the Province of Ontario’s Public Accounts for the year 2009–2010.

Over the 2009–10 year we experienced both the depths of the effects of the global recession as well as some signs of economic stabilization in Ontario.

In our 2010 Budget, the McGuinty government launched the Open Ontario plan. Open Ontario is a five-year plan that is opening the province to new opportunities, new jobs and new growth. Part of our plan is to pay down the deficit in a responsible way. We will not put jobs or economic growth at risk.

We also recognize the need to continue to manage spending in a prudent manner. From 2003 until the global economic recession occurred, government revenues grew more quickly than spending on programs and services. In response to the downturn, we made a choice to help lessen the impact on Ontarians through short-term stimulus investments that helped create jobs and growth.

We are making record infrastructure investments in 2009–10 and 2010–11. This is creating jobs today while also building jobs and opportunities in the long term. These investments will contribute to Ontario’s future competitiveness by enhancing the province’s infrastructure base. In total, more than 6,800 projects have been approved to date and are expected to be completed by March 31, 2011. A recent Conference Board of Canada report concluded that the extra boost to infrastructure spending helped sustain Ontario’s economy in 2009 and will enhance growth in 2010.

As economies begin to recover, the key role for government is to create the best possible climate to promote investment and job creation by the business sector. July 1, 2010 saw the implementation of the harmonized sales tax (HST) first announced in the 2009 Budget. The HST and our tax plan for jobs and growth will transform Ontario into one of the most tax-competitive jurisdictions in the industrialized world for new business investment. According to prominent Canadian economist Jack Mintz, our plan will help create almost 600,000 jobs, raise incomes and boost investment in the next ten years.

Since 2003, the McGuinty government has undertaken a number of measures to modernize public services and create efficiencies in its own operations. With the global recession affecting revenues, further action was needed to manage the growth of spending in order to preserve key public services in the coming years and for future generations.

Rising health care costs account for a significant share of the provincial budget. Ontario is meeting the challenge of managing health care spending by implementing reforms such as our generic drug plan, which came into effect this summer.

Almost 55 per cent of government program spending goes to compensation, either directly or through transfers. MPP salaries have been frozen for three years. The government is freezing the compensation structures of non-bargained political and legislative staff, as well as those in the broader public sector and the Ontario public service for all non-bargained employees for two years.

While the government will respect all current collective agreements, the fiscal plan provides no funding for incremental compensation increases for any future collective agreements. These initiatives will help manage spending pressures and protect the public services that Ontarians rely on.

We have seen improvements in the economy this year which will strengthen revenues. At the same time, progress has been made on the expense side. Our deficit for the 2009–10 fiscal year is $19.3 billion, $2.0 billion lower than estimated at the time of the 2010 Budget.

While we have seen some stabilization and positive signs in the Ontario economy, recovery globally remains fragile. The European Union and the United States continue to experience very modest or slow growth. China, which has led the world in growth in recent years, is showing some signs that its growth may slow. These and other factors will affect Ontario’s growth. In the coming year, we will continue to monitor the global economy while continuing to make investments through our Open Ontario plan to stimulate the economy and ensure future jobs and growth.

By working together, Ontarians created a strong, growing economy in the past, and are doing so again. With the government’s plan to manage effectively, the province will return to a balanced budget while creating jobs and protecting public services, ensuring greater prosperity.

      /s/  Dwight Duncan

     The Honourable Dwight Duncan
     Minister of Finance

INTRODUCTION

The Annual Report is a key part of the Public Accounts of the Province of Ontario and a core element of the Province’s financial accountability. This Report outlines Ontario’s financial results, activities and position for the year ending March 31, 2010. It compares actual financial results for the 2009–10 fiscal year to the initial Budget plan set out in March 2009. In providing an overview of results, the Annual Report helps readers to understand the impact through the year of the deepening global recession on the Province’s finances.

Over the past two years, the severe economic downturn has tested the robustness of government financial management around the world. Ontario’s hard work over the past several years to strengthen its capacity in the areas of governance, management and accountability is allowing it to respond quickly and manage appropriately through this difficult situation. Ontario continues to adjust its fiscal strategy as changing conditions require, while building on these strong foundations.

Producing the Public Accounts of Ontario requires the teamwork and cooperation of many staff members across the provincial government and the broader public sector. In addition, the Office of the Auditor General plays a critical role in reviewing and reporting on the Province’s financial statements. I would like to thank everyone who was involved in preparing the 2009–10 Public Accounts for their valued contribution.

We welcome your comments on the Public Accounts. Please share your thoughts by email at annualreport@ontario.ca, or by writing to the Office of the Provincial Controller, Re: Annual Report, Ontario Ministry of Finance, Second Floor, Frost Building South, 7 Queen’s Park Crescent, Toronto, ON M7A 1Y7.

      /s/  Bruce L. Bennett

      Bruce L. Bennett, CA
      Assistant Deputy Minister and Provincial Controller
      Ontario Ministry of Finance

GUIDE TO THE PUBLIC ACCOUNTS

The Public Accounts of the Province of Ontario comprise this Annual Report and three supporting volumes.

Annual Report

The Annual Report includes a Financial Statement Discussion and Analysis that explains the Province’s financial and other results, as well as the Consolidated Financial Statements.

The Consolidated Financial Statements are made up of several documents and schedules:

●
The Auditor General’s Report expresses the opinion of the Auditor General as to whether the statements fairly report the activities of the government in accordance with Canadian generally accepted accounting principles.

●
The Consolidated Statement of Operations reports the annual surplus or deficit from operations in the period. It shows government revenue against the cost of providing services, financing debt and paying other expenses. The difference is the annual surplus or deficit. The statement also provides a comparison to the Budget plan.

●
The Consolidated Statement of Financial Position shows the assets of the Province, which are classified as financial or non-financial, against its obligations. The Province’s net debt consists of its obligations less its financial resources. The Province’s accumulated deficit is its net debt less the value of its non-financial assets.

●
The Consolidated Statement of Change in Net Debt shows the impact of financing the annual deficit and investments in capital assets. As well, this statement reflects the annual change in the fair market value of Ontario Nuclear Funds Agreement (ONFA) investments.

●	The Consolidated Statement of Change in Accumulated Deficit shows the impact of the annual deficit and changes in elements of the fair market value of ONFA funds on the Province’s accumulated deficit.

●
The Consolidated Statement of Cash Flow shows the sources and uses of cash over the period. The government’s operations either use or provide cash over the fiscal year, as do other activities such as capital investments and financing activities. Sources of cash include increases in debt and decreases in financial investments, while uses of cash include investments in infrastructure and other assets. The Consolidated Statement of Cash Flow shows the impact of all these activities on the Province’s holdings of cash and cash equivalents over the year.

●
Notes and schedules provide further information on the items in the various statements and form an integral part of the Consolidated Financial Statements. The notes also include a summary of the significant accounting policies that reflect the basis on which the Province’s financial statements are prepared.

Supporting Volumes

Volume 1 contains ministry statements and detailed schedules of debt and other items. The ministry statements, which are presented on the accrual basis of accounting, compare the amounts that were appropriated by the Legislative Assembly with actual expenses incurred. The expenses of government organizations including provincial corporations, boards, commissions, hospitals, school boards and colleges, are not appropriated. However, the impact of these organizations on the government’s finances is reflected in the Consolidated Financial Statements.

Volume 2 contains the financial statements of significant provincial corporations, boards and commissions that are part of the government’s reporting entity, and other miscellaneous financial statements.

Volume 3 contains detailed schedules of ministry payments.

STATEMENT OF RESPONSIBILITY

The Consolidated Financial Statements and Financial Statement Discussion and Analysis are prepared by the Government of Ontario in compliance with legislation and in accordance with generally accepted accounting principles for governments in Canada.

The government accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement Discussion and Analysis.

The government is also responsible for maintaining systems of financial management and internal control to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded and reliable financial information is available for preparation of these Consolidated Financial Statements.

The Consolidated Financial Statements have been audited by the Auditor General of Ontario and his report appears on page 29 of this document.

/s/ Peter Wallce	/s/ Bruce L. Bennett

Peter Wallace	Bruce L. Bennett, CA
Deputy Minister July 30, 2010	Assistant Deputy Minister and Provincial Controller
July 30, 2010

FINANCIAL STATEMENT DISCUSSION

AND ANALYSIS

HIGHLIGHTS

For most of the last two years, the global economy has suffered through a deep recession. Although signs of a recovery are growing, many jurisdictions continue to struggle with the impacts.

To protect people and jobs, governments, including that of Ontario, acted quickly as the global recession took hold. Over the past two years, Ontario has provided key stimulus investments, helped laid-off workers who needed training to upgrade their skills, and supported the important public services on which people rely more than ever during tough economic times.

There are clear signs that economic recovery is well under way in Ontario. Economic activity expanded in the last half of 2009, although not strongly enough to reverse a 3.0 per cent decline in real gross domestic product (GDP) for the year as a whole. The first quarter of 2010 saw further growth in real GDP of 1.5 per cent. Despite these gains, many sectors continue to feel the impact of global economic challenges. Economic conditions in the United States, Ontario’s largest trading partner, are still uncertain.

The government has responded to the difficult economic environment of the past two years with strategic actions that are yielding positive results. Through its Open Ontario plan, it is:

●	Creating jobs and encouraging companies to invest in Ontario by reducing personal and corporate income tax rates and introducing a harmonized sales tax that will lower the cost of doing business.

●
Making investments in infrastructure that are expected to create and protect more than 300,000 jobs over two years. These investments are creating better infrastructure to attract business investment and improve the quality of life in Ontario.

●
Investing to ensure long-term academic success. The government has reduced primary class sizes, ensured that more students finish high school, and increased spaces in postsecondary institutions. Student performance has improved across the board. Ontario should be well positioned for a future economy in which 70 per cent of new jobs are expected to require postsecondary education.

●
Giving people in Ontario better access to employment and training services by committing roughly $1.6 billion in each of 2009–10 and 2010–11 through Employment Ontario, focusing in particular on workers affected by the recession. Ontario’s Second Career program is a first for Canada because it provides training and living expenses for up to two years of training.

●
Moving forward on the Green Energy Act, which is expected to create up to 50,000 jobs in Ontario in its first three years, and has already attracted a $7 billion investment by a consortium that will generate roughly 16,000 green jobs in Ontario.

While the recent economic news has been positive, the downturn in 2008 and the first half of 2009 had a much more serious impact on revenues than foreseen in the Budget plan released in March 2009. As a result, the Province took steps through the year to manage its finances responsibly while acknowledging that further investments to protect people and jobs were needed. In the fall of 2009, it released a revised fiscal plan in the Ontario Economic Outlook and Fiscal Review (referred to in this report as the 2009 Fall Statement) that projected a deficit of $24.7 billion. This improved to $21.3 billion, based on interim results for the year, by the time the 2010 Budget was released.

The actual results for the year represent an improvement from the revised estimates. The final deficit was $19.3 billion, a decrease of $5.4 billion from the projection in the Fall Statement.

2009–10 Actual Results against Budget Plan and Fall Statement Table 1 ($ Billions)
	2009–10 Budget	2009 Fall Statement	2009–10 Actual
Revenue	102.4	96.6	95.8
Expense
Programs	106.0	110.8	106.4
Interest on debt	9.3	9.4	8.7
Total Expense	115.3	120.2	115.1
Reserve	1.2	1.2	–
Annual Deficit	(14.1)	(24.7)	(19.3)
Notes: Budget and Fall Statement numbers may not add due to rounding. Revenue and expense numbers reflect a fiscally neutral change in presentation this year. For further details, see the discussion on page 14.

The major source of weakness on the revenue side was taxation revenue, which was $6.4 billion lower than forecast in the 2009 Budget plan. This reflects weaker economic performance than expected for the year, and the lagging impact of the recession on tax revenues. On the expense side, the final result was $115.1 billion, comparable to the $115.3 billion originally planned.

Renewed economic growth will help government tax revenues, but that alone cannot be expected to ensure Ontario’s long-term fiscal soundness. The 2010 Budget therefore laid out a balanced and responsible plan to manage spending and eliminate the deficit by 2017–18.

RESPONDING TO CHANGES IN GLOBAL ECONOMIC CONDITIONS

Ontario’s government has acted decisively over the past two years to protect people and jobs and build the base for recovery. Its actions are keeping people working and stimulating the economy. The government’s commitment to effective management will help return its books to fiscal balance.

The 2009–10 fiscal year presented significant challenges, which the government successfully navigated. At the time the Budget plan for 2009–10 was drawn up, Ontario –– like other jurisdictions –– was in the midst of a global downturn whose duration and ultimate severity were unknown. There were strong concerns about manufacturing and the automotive sector in particular. The government recognized the need to respond quickly and effectively. Its 2009 Budget provided stimulus through short-term infrastructure projects and supported workers with major investments in skills training. It also continued its ongoing support for such critical public services as health and education. The Budget projected a $14.1 billion deficit for the year, and outlined risks to the Ontario economy that might require government action, including changes to the fiscal plan.

In July 2009, in its results for the first quarter, the Province revised its 2009–10 deficit projection to $18.5 billion. This reflected a decision in June, in concert with the U.S. and Canadian governments, to make major investments in the auto sector, as well as weaker-than-expected economic activity that resulted in revenues below forecast.

At the time of the 2009 Fall Statement, the government took further steps to acknowledge and address the severity of the situation. At that point the consensus among private-sector forecasts was that Ontario’s economy would shrink by 3.3 per cent in real terms in 2009. Ontario assumed a more cautious outlook of a 3.5 per cent decline, and further reduced the revenue forecast. The Province foresaw that further stimulus funding might be needed to respond to economic conditions, and it also had to make provision for a possible H1N1 flu pandemic. Together, the changes resulted in a projected deficit for 2009–10 of $24.7 billion.

At the same time, the government recognized the need to help maintain Ontario’s public services over the long term by ensuring a strong and sustainable fiscal footing. It announced the launch of an expenditure management review and other measures to restrain the growth in spending.

By the time the 2010 Budget was published in March of this year, the Province’s actions had already begun to yield positive results. Based on interim results for 2009–10, the revised estimate for the deficit was $21.3 billion, lower than projected in the fall. In-year measures helped to achieve fiscal savings and allowed the Province to improve on the earlier deficit projections, as did lower-than-expected cost for the provincial response to the H1N1 flu virus and lower-than-projected interest on debt expense.

The deficit picture has since improved further, largely as a result of lower-than-projected expenses. Growth in the Ontario economy is reviving, and with it taxation revenues will begin to increase, but this alone cannot be guaranteed to bring about budgetary balance. It is also necessary to moderate the growth in expenses. The Province is therefore following a realistic and responsible plan to eliminate the deficit.

The plan to return to balance

Closing the fiscal gap

Chart 1

($ Billions)
150
140
130
120
110
100
90
80
70
60
50
Ontario's total expenses
Deficit
Ontario's total revenues
2009–10: $19.3 B
2004–05
2005–06
2006–07
2007–08
2008–09
2009–10
2010–11
2011–12
2012–13
2013–14
2014–15
2015–16
2016–17
2017–18

Note: The above graph does not show a reserve of $700 million in 2010–11 and $1 billion in each subsequent year against unforeseen changes to the fiscal plan.

The 2010 Budget set out a balanced and responsible plan to cut the deficit in half in five years and eliminate it by 2017–18. The government moved Ontario’s finances from an inherited deficit to three consecutive surpluses between 2003–04 and 2007–08. Together, Ontarians boosted economic growth over that period. Today, they are working again to create jobs and growth. In concert with the government’s plan, this will return the Budget to balance.

The government has consistently provided support for its key priorities. Its plan for effective management will ensure that future growth in spending allows for continuing investments in such priorities as education and health care while eliminating the deficit, as Chart 1 shows. Its five-year Open Ontario plan rests on the balanced foundation of creating jobs, supporting economic growth and eliminating the deficit.

The plan to return to fiscal balance is supported by an expenditure management review that began in the fall of 2009. The aim is to ensure that every dollar spent on service delivery is used more effectively.

In the 2010 Budget, the Province announced new expenditure management measures to support its commitment to return to a stronger fiscal footing. These measures include:

●	phasing construction of a number of major long-term capital projects;

●	proposing to reform Ontario’s drug system to keep drugs affordable and permit savings from the program to be reinvested in health care;

●	modernizing government services to improve customer service and efficiency;

●	freezing internal operating expenses at or below 2010–11 levels;

●
extending a 2009–10 freeze on pay for members of the provincial Parliament for an additional two years and taking other compensation measures, including passing the Public Sector Compensation Restraint to Protect Public Services Act, 2010; and

●	launching a comprehensive expenditure management review process.

Ontario has been consistently among the lowest-spending provinces on general government services since 2003–04. In 2008–09, spending on general government services was $134 per person, 28 per cent below the $186 average per person of other provincial governments and the second lowest among the provinces.

Analysis of 2009–10 results

2009–10 Actual Results against Budget Plan and Fall Statement Table 2 ($ Billions)
	2009–10 Budget	2009 Fall Statement	2009–10 Actual
Revenue
Taxation	71.3	65.5	64.9
Government of Canada	19.2	19.2	18.6
Income from government business enterprises	4.3	4.3	4.2
Other non-tax revenue	7.6	7.6	8.1
Total Revenue	102.4	96.6	95.8
Expense
Health	42.6	44.1	43.2
Education	20.9	21.0	20.6
Postsecondary and training	6.6	7.5	7.0
Children’s and social services	12.7	13.0	13.1
Justice	3.9	3.9	3.8
Other programs	19.4	21.3	18.7
Total Program Expense	106.1	110.8	106.4
Interest on debt	9.3	9.4	8.7
Total Expense	115.3	120.2	115.1
Reserve	1.2	1.2	–
Annual Deficit	(14.1)	(24.7)	(19.3)
Note: Budget and Fall Statement numbers may not add due to rounding. Fall Statement numbers reflect the updated presentation provided in the 2010 Budget.

The presentation of both revenue and expenses has changed in this year’s Consolidated Financial Statements and Annual Report, providing greater transparency in financial reporting. This presentation is also more in line with standards recently issued by the Public Sector Accounting Board for tax revenues and consolidation of organizations in the broader public sector.

Starting this year, education property tax is now included with other provincial revenue in the Consolidated Financial Statements and related documents. This taxation revenue was previously netted against the Province’s school board expense. Because school board expense increases by the same amount, this change in presentation has no impact on the deficit. In 2009–10, the new presentation had the impact of increasing both revenue and expenses by $6.5 billion. The 2009 Budget plan and Fall Statement have been restated throughout this analysis to make them easier to compare to the actual results.

The downturn’s impact on revenues

At $95.8 billion, total revenues were 6.5 per cent lower than forecast in the 2009 Budget plan. The results reflect a decline in economic performance in 2009 that was steeper than forecast in the Budget, as well as the lagging impact of changing economic conditions on taxation revenues. Ontario’s real GDP contracted by 3.0 per cent in 2009, as opposed to the forecast 2.5 per cent. New information on 2008 performance also lowered taxation revenues reported in 2009–10, since adjustments are reflected in the period in which the information becomes available. In total, taxation revenues were 9.0 per cent below forecast.

Revenue Sources, 2009–10

Chart 2

Education property tax 6%
Personal income tax 24%
Other taxes 14%
Other non-tax revenue 8%
Government business income 4%
Sales tax 18%
Federal transfers 19%
Corporations tax 6%

Notes: Total revenue in 2009–10 was $95.8 billion. Without the impact of the change in presentation in education property tax, total revenues would have been $89.3 billion and the shares would have been personal income tax 25%, sales tax 19%, corporations tax 6%, federal transfers 21%, government business income 5%, other non-tax revenue 9%, and other taxes 15%. Numbers may not add to 100% due to rounding.

Corporations tax was 34.1 per cent below plan, at $5.6 billion. As well, the downward adjustment for new 2008 information was close to $2 billion. In any economic environment, corporations tax is by nature difficult to forecast. Not only are there delays in receiving information, corporations can also carry losses back to earlier years as they move from profit to loss positions, and the impacts are difficult to predict.

Personal income tax revenues were $2.7 billion, or 10.4 per cent, below the forecast level of $26.1 billion. Wages and salaries were weaker than expected across the economy in both 2008 and 2009. In addition, during both recession and recovery, individuals are more likely to work only part of the year, resulting in a lower effective taxation rate than if they were employed for a full year.

All other taxes were $780 million, or 2.1 per cent, lower than forecast. As with corporations tax and personal income tax revenue, the main reason was weaker-than-expected economic performance.

Among non-tax sources, actual revenues were $30.9 billion, close to the Budget plan of $31.1 billion. Federal transfers for such programs as infrastructure investment were lower because of the revised scheduling of some projects, leading to a decline of $626 million from the Budget plan. This was largely offset by lower provincial spending in those areas in 2009–10.

Impact on government expenditures

Despite a global economic crisis of a severity unforeseen by most economists, Ontario’s government has stood by its key priorities over the past two years, knowing that Ontarians were depending on them more than ever. It also invested in short-term stimulus measures to see the economy through the worst of the downturn. In doing so, it not only protected people and jobs, it also set the stage for recovery. Investments in training, green energy and innovation have positioned Ontario for longer-term prosperity.

Ontario has recognized the value of infrastructure investment for several years. With the additional need to provide short-term stimulus through the recession, investment reached a record level in the 2009–10 fiscal year. These investments, which will continue in 2010–11, build on the $30-billion-plus ReNew Ontario plan that was successfully completed in 2008–09.

In total, more than 6,800 stimulus projects have been approved to date and are expected to be completed by March 31, 2011. Projects include:

●	reconstructing roads and bridges;

●	renewing and expanding the capacity of facilities at colleges and universities;

●	replacing watermains and upgrades to water systems;

●	improving arenas, other sports facilities, libraries and other cultural assets; and

●	upgrading social and affordable housing, with projects ranging from roof and window replacements to major renovations.

To meet the goal of economic stimulus, an important consideration was that projects were “shovel-ready” so that work could begin quickly. To enhance the impact of the Province’s stimulus investments, Ontario’s program is designed to work in concert with federal government initiatives that have the same goal.

The stimulus investments were made in addition to ongoing commitments to improve and rebuild the public assets on which the economy and quality of life in Ontario depend. These include expanding transit and highways to help lower travel times and transportation costs and making improvements to schools, colleges and universities to help equip Ontarians for future jobs and build a more prosperous future.

In November 2009, Ontario won the rights to host the 2015 Pan/Parapan American Games, which will also shape infrastructure investments. This will be the first major international multi-sport games hosted in the province since the 1930s. Construction on the GO Transit Georgetown south service expansion is under way and expected to be completed by 2015. This will facilitate a rail connection between Toronto Pearson International Airport and Union Station and allow participants and spectators to travel more easily during the Games.

Infrastructure Expenditures, 2009–10 Table 3 ($ Billions)
Sector	Investment in Capital Assets	Transfers and Other1	Totals, 2009–10 Actual
Transportation and transit	3.6	0.6	4.2
Health	2.7	0.2	2.9
Education, Postsecondary and Training	1.9	0.1	2.0
Municipal and other2	0.9	2.6	3.5
Totals	9.1	3.5	12.6
1The totals consist of transfers for capital purposes to municipalities and universities and expenditures for capital repairs. Transfers for capital-related purposes and other infrastructure expenditures are recorded as expenses in the Province’s Consolidated Statement of Operations.
2Including stimulus spending.

The Conference Board of Canada recently released a report which concluded that the extra boost to infrastructure spending, owing in part to new stimulus measures to counter the global recession, helped sustain Ontario’s real GDP in 2009 and is expected to enhance growth in 2010.

In concert with the federal and U.S. governments, the Province also directly supported one of the key sectors of its economy, the automotive industry, which supports hundreds of thousands of jobs. The sector was particularly hard hit by the economic downturn, and to help protect jobs and ensure its long-term viability, the government made investments to support General Motors and Chrysler. This action was of central importance to Ontario, which makes more vehicles than any other province or state in North America.

General Motors has announced a new investment of $245 million at its St. Catharines transmission plant and a $90 million investment at its Ingersoll plant. It is recalling workers and is expected to introduce third shifts in its Oshawa plants later this year. Preliminary forecasts suggest that total automobile production in Ontario could rise to roughly 1.9 million vehicles this year, from 1.5 million in 2009. While the industry has gone through a difficult period, government support will help to ensure that Ontario retains its leading position in North America as the recovery takes hold.

Expenses by Sector, 2009–10

Chart 3

Other 17%
Health 41%
Justice 4%
Postsecondary education and training 7%
Children's and social services 12%
Education 19%

Notes: Total program expense was $106.4 billion. A change in presentation increased education spending by $6.5 billion this year. Without the change, total program expense would have been $99.8 billion and the shares would have been health 43%, education 14%, postsecondary education and training 7%, children's and social services 13%, justice 4%, and other 19%.

Total program spending was up by $289 million or 0.3 per cent from the 2009 Budget plan. Increases reflecting additional support for people affected by the economic downturn, such as increased training for laid-off workers and higher social assistance costs, were largely offset by lower spending in other areas.

Total expense, including interest expense, was $115.1 billion, $292 million less than outlined in the 2009 Budget plan. Interest on debt was $582 million lower than forecast, reflecting mainly the impact of lower-than-forecast interest rates and financing at shorter-term maturities.

Impact on borrowing and financial position

The debt of the Province increased by $35.2 billion in 2009–10, rising from $176.9 billion to $212.1 billion. The increase went mainly to financing the deficit and investing in capital infrastructure.

Ontario successfully completed its largest annual borrowing program in 2009–10, despite continuing challenges in global financial markets. It did so mainly through greater diversification in international bond markets and responsiveness to its bond investors.

The following table summarizes how the Province used its new financing in 2009–10:

Use of New Financing by the Province, 2009–10 Table 4 ($ Billions)
Used for operating transactions1:	19.8
Used to invest in capital assets owned by the Province and its consolidated organizations, including hospitals, school boards and colleges:	9.1
Increase in the Province’s cash and investments:	6.8
35.7
Less: Increase in other long-term financing2:	(0.5)
Increase in debt	35.2
1The Province’s operating deficit of $19.3 billion plus $0.5 billion for net changes in assets and liabilities that also used cash for operating purposes. See the Consolidated Statement of Cash Flow.
2Including net increase in financing of capital projects through alternative financing and procurement (AFP). These obligations reflect the claim on future government resources arising from AFP arrangements.

Net debt as a share of GDP

Chart 4

Per Cent
45
40
35
30
25
20
Net debt with BPS consolidation
Net debt without BPS consolidation
1999–00
2000–01
2001–02
2002–03
2003–04
2004–05
2005–06
2006–07
2007–08
2008–09
2009–10
2010–11
2011–12
2012–13
2013–14
2014–15
2015–16
2016–17
2017–18
Actual
Outlook

Note: Net debt of the broader public sector (BPS) is restated starting only in 2005–06.

Net debt, which consists of the Province’s obligations less its financial resources, was $193.6 billion at March 31, 2010. Financial resources, including cash, short-term and other investments, and accounts and loans receivable, amounted to $60.0 billion. In 2009–10, Canada’s and Ontario’s net debt-to-GDP ratios were well below those of G7 countries. The fiscal plan projects an improvement in the ratio as spending and revenue are brought back into balance.

Ontario also uses financing to fund infrastructure, which steadily increases the tangible capital assets available to provide public services, including hospitals, schools, highways and public transit. The net book value of these assets totalled $62.6 billion at the end of the 2009–10 fiscal year, up from $56.3 billion a year earlier.

With increasing levels of debt, Ontario is spending more on interest expense. Although lower than forecast in the Budget plan, interest expense totalled $8.7 billion in 2009–10, up by $153 million from last year. The government’s plan to return to fiscal balance will help to control growth in interest expense.

Indicators of financial condition

A range of measures, such as the ratio of interest expense to total revenues, help the public to assess the financial health of the Province. Trends in such financial indicators show the impacts of global economic and other events on the Province’s finances, as well as how the government is responding to these events.

Indicators of financial condition Table 5
	2007–08	2008–09	2009–10
Federal transfers to total revenues	16.0%	17.1%	19.4%
Interest on debt to revenues	8.6%	8.8%	9.1%
Net debt to revenues	151.2%	175.0%	202.1%
Interest on debt to GDP	1.5%	1.5%	1.5%
Net debt to GDP	26.8%	28.9%	34.2%
Net debt per capita	$12,240	$13,110	$14,813
Tangible capital assets per capita	$3,986	$4,356	$4,792

The ratio of federal transfers to total revenues shows an increasing degree of dependence on outside sources of revenue.

Measures like net debt to revenues and interest on debt to revenues show the extent to which the government has revenues available to service its debt. Similarly, the ratios of interest cost and net debt to GDP show the level of the government’s commitments to lenders compared to Ontario’s economic resources. Increasing levels of net debt per capita show that government debt is increasing faster than Ontario’s population.

The measure of tangible capital assets per capita gives a sense of how much the Province has invested on behalf of each resident in such important public assets as hospitals, schools, college facilities, roads and transit systems. The increase shows the extent to which this infrastructure has been modernized, renewed and updated in recent years.

SUSTAINABLE RECOVERY

While using sound financial management to control the growth of debt and interest expense, the government continues to provide support to take Ontario to a higher and more sustainable position in the global economy through the Open Ontario plan. Central elements of its strategy include:

●	Ensuring a climate where business can thrive, create jobs and build innovative new products to sell to the world.

●
Making Ontario more competitive and modernizing the tax system by cutting personal and corporate income tax rates, eliminating the capital tax and introducing the harmonized sales tax. These tax measures will boost the competitiveness of Ontario companies and make Ontario one of the most tax-competitive jurisdictions in the industrialized world for new business investment. Moreover, these measures will be in effect as short-term stimulus investments begin to wind down and are expected to help create nearly 600,000 net new Ontario jobs over the next 10 years, including more than 100,000 in manufacturing alone.

●
Putting the Green Energy Act into action, providing a stable price for clean energy producers so they will invest here, and create up to 50,000 Ontario jobs in new, clean industries that did not exist a few years ago.

●	Streamlining services for business through the Open for Business strategy.

●
Supporting economic development and people in Ontario’s north by reducing energy costs, which are higher than in the south, funding training for Aboriginal Peoples and northern Ontarians, to help them take part in such opportunities as the mineral-rich region known as the Ring of Fire, and investing in regional infrastructure.

●
Helping the province’s important financial services sector through such initiatives as partnering with the City of Toronto and the Toronto Financial Services Alliance to advance Toronto’s position as a global leader in the sector and creating the Centre of Excellence in Financial Services Education.

●
Tabling the proposed Water Opportunities and Water Conservation Act in the spring of 2010. Its purpose is to build on Ontario’s expertise in clean-water technology, laying the foundation for new jobs and making Ontario a North American leader in the creation and export of new products and services for water conservation and treatment. The act would also support water conservation measures.

Improving transparency, accountability and financial management

The government is committed to ensuring Ontarians receive value for their tax dollars. To this end, it continues to make its finances clearer and easier to understand and strengthen accountability for public spending.

Through the Fiscal Transparency and Accountability Act, 2004, the government provided greater transparency in budgets, improved its financial reporting and enhanced the fiscal accountability framework. It also extended the authority of the Auditor General to carry out value-for-money audits of organizations in the broader public sector that use taxpayer dollars to deliver public services, including health care and education.

Starting with the 2005–06 Public Accounts and 2006 Budget, the government showed taxpayers more clearly how funds were used by organizations largely supported by their tax dollars, by including the financial results of hospitals, school boards and colleges in its financial reports. In line with standards recently updated by the Public Sector Accounting Board, as of the 2009–10 fiscal year the government is also including the net debt of these organizations in its consolidated net debt, a change in presentation that has no fiscal impact. The consolidation of these organizations is explained in more detail in Note 1 to the Consolidated Financial Statements under “Principles of Consolidation.”

The government continually improves accountability for taxpayer dollars. In 2007, it introduced more stringent accountability requirements around transfer payments to strengthen assurance that public funds are being spent by recipient organizations for their intended purposes.

More recently, the government strengthened oversight for provincial agencies. Ontario’s more than 250 agencies range in size from such large organizations as Metrolinx, which runs the GO Transit system, to small advisory panels. The new policy strengthens governance, accountability and oversight, including requirements around business planning, regular reporting, evaluation by the ministry to which the agency reports, clarification of roles and responsibilities, and consequences for non-compliance.

The government has taken other major steps to strengthen assurance that Ontario’s ministries and government agencies are spending taxpayer dollars wisely. It has recently introduced strict new guidelines on business expenses, and has revised procurement policies to ensure ministries and agencies use open, competitive practices. In addition, revised travel, meal and hospitality policies are being put in place. To strengthen compliance, increased audits of ministry and agency expenses are also being undertaken. As of April 1, 2010, the travel and hospitality expenses of senior government and agency officials are being publicly reported by government at www.ontario.ca/en/expense_claim/index.htm.

In making major infrastructure investments through transfer payments, for example the $1.1 billion provided to municipalities in 2008 under the Investing in Ontario Act and the short-term stimulus spending in 2009–10, the Province sets out several measures to ensure accountability. Recipients must report back on the planned and actual use of the funds, and the Province maintains the right to carry out audits to ensure funds are used for the purposes intended and to recover any funds not used as intended.

To provide more information about investments in such public assets as roads, schools, libraries, university buildings, water systems, bridges and recreational facilities, the Ministry of Energy and Infrastructure provides a website that tracks stimulus projects being funded with provincial help. Through the site, at www.ontario.ca/infrastructure, users can click on an interactive map to learn about the nature of each project, its completion stage, how much it costs, and what share the Province is providing. This site supports the goals of rebuilding Ontario’s infrastructure and providing economic stimulus while ensuring accountability and transparency.

DELIVERING RESULTS

The Ontario government has committed to enhancing existing services and introducing innovative new ones to create measurable improvements in people’s lives in Ontario. Over the past seven years, these investments have raised the quality of life and are helping the Ontario economy and its people to adapt to sweeping global changes.

Investing in education and training

Major investments in knowledge and skills through the primary, secondary and postsecondary educational systems, as well as training and job programs, support prosperity today and in future. The results show the value of these investments.

●	As of 2009–10, all primary classes in Ontario had 23 or fewer students, and 90.5 per cent had 20 or fewer. Class sizes by school are available at www.edu.gov.on.ca/eng/cst/.

●
Between 2003–04 and 2008–09, the percentage of Grade 3 students who performed at or above the standard on provincial tests increased by seven percentage points in reading, 10 percentage points in writing and six percentage points in mathematics. Among Grade 6 students, the increases were 11 percentage points in reading, 13 in writing and six in math. For Grade 9 students taking academic math, the share who performed at or above the provincial standard increased from 68 to 77 per cent. Detailed results are available on the Education Quality and Accountability Office website at www.eqao.com.

●
In the 2008–09 school year, 79 per cent of Ontario students graduated with a high school diploma, up from 77 per cent a year earlier and 68 per cent in 2003–04. The Province remains committed to achieving 85 per cent in this important measure.

●
As a result of the government’s five-year, $6.2 billion Reaching Higher plan, which ended in 2009–10, more students were attending postsecondary education. With 120,000 more students than in 2002–03, a rise of 31 per cent, the government far surpassed its goal of 102,000 students by 2009–10.

Ontario is also making sure that people already in the workforce have the right skills. These efforts intensified in 2009–10, reflecting the impact of economic conditions.

●
The government boosted Employment Ontario spending on jobs and skills training, making an investment of more than $1.5 billion in 2009–10. Through this and previous investments, more than 28,000 laid-off workers enrolled to receive short- or long-term training under the Second Career initiative. Second Career, which was launched in June 2008, exceeded its three-year goal of helping 20,000 people after only 16 months.

Making health care more accessible

The government has built and continues to strengthen a system of health services that people in Ontario can access when and where they are needed — at home, in the community or in hospital. The results show that these efforts are succeeding.

●
Wait times for adult surgical procedures in the province are now within provincial targets. The 2010 report card by the Wait Time Alliance gave Ontario straight As for reducing wait times for hip, knee, cancer, cataract and cardiac surgeries for the second consecutive year. The website www.ontario.ca/waittimes provides the most comprehensive surgical wait time information in Canada.

●
As part of its plan to reduce emergency room (ER) wait times, the government launched a one-of-its-kind North American initiative that sets targets for reductions, tracks hospital performance and posts monthly local ER data at the www.ontario.ca/waittimes website. Overall wait time fell by 13.3 per cent between April 2008 and June 2010.

●
The government is on track to meeting a commitment to provide access to a family doctor to 500,000 more Ontarians by 2011–12. According to the Primary Care Access Survey, about 300,000 more Ontarians had a regular family doctor in September 2009 compared to 2007. About 900,000 more Ontarians have a family physician now than in 2003.

●	Between 2003 and 2009, the increase in the number of physicians in Ontario has outpaced the province’s population growth.

Making sure Ontario has enough health care professionals in future is another priority.

●
In 2009–10, an additional 100 medical school spaces were allocated to five medical schools. With actions already taken in 2008–09, this represents a 38 per cent overall increase since 2004–05, or 260 new first-year spaces overall.

●
The Ministry of Health and Long-Term Care continues to fund the expansion of family medicine residency positions. By 2013–14, an additional 175 family medicine positions will be in place. This represents 326 new training positions between 2004–05 and 2013–14, a 128 per cent increase.

●	Three new medical education campuses, in St. Catharines, Kitchener-Waterloo and Windsor, are already operating. A fourth is scheduled to open in Mississauga in the fall of 2011.

●	The Northern Ontario School of Medicine, which opened in 2005, graduated its first class of 55 students in the spring of 2009.

Working toward a greener future

Ontario’s green energy plan has been lauded by former U.S. vice-president Al Gore as the single best such plan in North America.

●
Since October 2003, about 1,300 megawatts (MW) of clean electricity from wind, water, sun and bio-based resources have come online. In March and April 2010, the Ontario Power Authority announced contract offers for a further 2,500 MW of renewable energy through its new Feed-In Tariff program.

●
Conservation and new supply from green energy and other sources of cleaner supply will enable the Province to meet its commitment to eliminate coal from Ontario’s supply mix by the end of 2014. In 2009, Ontario’s coal plants generated less than 10 terawatt-hours of electricity — a drop of about 60 per cent from 2008 levels and the lowest output in 45 years.

●
The most recent report of the Chief Conservation Officer confirmed that Ontario’s first conservation target has been met, and that Ontario was making progress toward the 2010 target of an additional 1,350 MW of peak-demand reduction. The report is available at www.powerauthority.on.ca.

ACTUAL TO INTERIM RESULTS IN 2010 BUDGET

The Province provided interim estimates of results for 2009–10 in the 2010 Budget, tabled in March of this year. The final deficit of $19.3 billion reported for the year represents an improvement of $2.0 billion from the interim estimate of a $21.3 billion deficit, and is also $5.4 billion better than the estimate provided in the 2009 Fall Economic Statement.

Comparison of 2009–10 Interim and Actual ResultsTable 6 ($ Billions)
	2009–10 Interim	2009–10 Actual	Change
Revenue
Taxation	65.7	64.9	(0.8)
Government of Canada	18.6	18.6	–
Income from government business enterprises	4.1	4.2	0.1
Other	8.0	8.1	0.1
Total Revenue	96.4	95.8	(0.6)
Expense
Programs	108.8	106.4	(2.4)
Interest on debt	8.9	8.7	(0.2)
Total Expense	117.7	115.1	(2.6)
Annual Deficit	(21.3)	(19.3)	2.0
Notes: Interim numbers and related variances may not add due to rounding. A reserve of $1.2 billion included in the fiscal plan in the 2009 Budget was used to reduce the size of the deficit.

Revenues were 0.6 per cent lower than the interim estimate, at $95.8 billion versus $96.4 billion. This reflected information received after the interim estimate was prepared.

Spending on programs was $2.5 billion lower than the interim estimate of $108.8 billion. The decline was partially due to an improved outlook for the government’s investment in the auto sector, which reduced its expected cost by almost $1 billion. The remainder of the change was the result of lower-than-projected spending across several ministries and programs. Interest expense was $211 million lower than the interim estimate of $8.9 billion, owing largely to cost-effective management of the borrowing program and lower levels of net debt than forecast.

CONSOLIDATED

FINANCIAL STATEMENTS

Office of the Auditor General of Ontario
Bureau du vérificateur général de l'Ontario

Auditor's Report

To the Legislative Assembly of the
Province of Ontario

I have audited the consolidated statement of financial position of the Province of Ontario as at March 31, 2010 and the consolidated statements of operations, change in net debt, change in accumulated deficit, and cash flow for the year then ended. These financial statements are the responsibility of the Government of Ontario. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Government, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Province as at March 31, 2010 and the results of its operations, the change in its net debt, the change in its accumulated deficit, and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Jim McCarter, FCA
Auditor General
Licensed Public Accountant

Toronto, Ontario
July 30, 2010

Province of Ontario Consolidated Statement of Operations
($ Millions)	2009–10 Budget1	2009–10 Actual	2008–09 Actual
Revenues (Schedules 1 and 2)
Personal Income Tax	26,103	23,393	25,738
Sales Tax	17,425	17,059	17,021
Education Property Tax (Note 2)	5,710	5,626	5,696
Corporations Tax	8,518	5,615	6,748
Employer Health Tax	4,687	4,545	4,617
Gasoline and Fuel Taxes	3,099	2,994	3,021
Ontario Health Premium	2,829	2,763	2,776
Other Taxes	2,953	2,936	3,239
Total Taxation	71,324	64,931	68,856
Transfers from Government of Canada	19,246	18,620	16,591
Income from Investment in Government Business Enterprises (Schedule 9)	4,267	4,195	4,042
Other	7,611	8,047	7,444
	102,448	95,793	96,933
Expenses (Schedules 3 and 4)
Health	42,561	43,164	40,739
Education	20,914	20,592	19,676
Children’s and Social Services	12,734	13,054	12,065
Environment, Resources and Economic Development	12,396	12,274	7,186
Interest on Debt	9,301	8,719	8,566
Post-Secondary Education and Training	6,576	7,038	6,081
Justice	3,911	3,784	3,788
General Government and Other	6,955	6,430	5,241
	115,348	115,055	103,342
Reserve	1,200	–	–
Annual Deficit	(14,100)	(19,262)	(6,409)
1Amounts reported as “Plan” in 2009 Budget, restated for presentation changes, Note 2. See accompanying Notes and Schedules to the Financial Statements.

Province of Ontario Consolidated Statement of Financial Position
As at March 31 ($ Millions)	2010	2009
Liabilities
Accounts Payable and Accrued Liabilities (Schedule 5)	17,568	17,329
Debt (Note 3)	212,122	176,915
Other Long-Term Financing (Note 5)	9,316	8,779
Deferred Revenue and Capital Contributions (Note 6)	6,580	6,750
Pensions and Other Employee Future Benefits (Note 7)	4,316	4,212
Other Liabilities (Note 8)	3,728	3,857
	253,630	217,842
Financial Assets
Cash and Cash Equivalents	12,751	9,677
Investments (Note 9)	12,741	9,063
Accounts Receivable (Schedule 6)	8,436	6,254
Loans Receivable (Schedule 7)	8,140	7,370
Other Assets	1,412	1,238
Investment in Government Business Enterprises (Schedule 9)	16,561	14,655
	60,041	48,257
Net Debt	(193,589)	(169,585)
Non-Financial Assets
Tangible Capital Assets (Note 10)	62,632	56,347
Accumulated Deficit	(130,957)	(113,238)
Contingent Liabilities (Note 12) and Contractual Obligations (Note 13) See accompanying Notes and Schedules to the Financial Statements.

Province of Ontario Consolidated Statement of Change in Net Debt
For the year ended March 31 ($ Millions)	2010	2009
Annual Deficit	(19,262)	(6,409)
Acquisition of Tangible Capital Assets	(9,066)	(8,254)
Amortization of Tangible Capital Assets (Note 10)	3,212	2,900
Proceeds on Sale of Tangible Capital Assets	52	59
Gain on Sale of Tangible Capital Assets	(30)	(53)
	(5,832)	(5,348)
Increase (Decrease) in Fair Value of Ontario Nuclear Funds (Note 11)	1,090	(1,212)
Increase in Net Debt	(24,004)	(12,969)
Net Debt at Beginning of Year	(169,585)	(156,616)
Net Debt at End of Year	(193,589)	(169,585)
See accompanying Notes and Schedules to the Financial Statements.

Province of Ontario Consolidated Statement of Change in Accumulated Deficit
For the year ended March 31 ($ Millions)	2010	2009
Accumulated Deficit at Beginning of Year	(113,238)	(105,617)
School Boards Minor Tangible Capital Asset Adjustment (Note 2)	453	–
Restated Accumulated Deficit at Beginning of Year	(112,785)	(105,617)
Annual Deficit	(19,262)	(6,409)
Increase (Decrease) in Fair Value of Ontario Nuclear Funds (Note 11)	1,090	(1,212)
Accumulated Deficit at End of Year	(130,957)	(113,238)
See accompanying Notes and Schedules to the Financial Statements.

Province of Ontario Consolidated Statement of Cash Flow
For the year ended March 31 ($ Millions)	2010	2009
Operating Transactions
Annual Deficit	(19,262)	(6,409)
Amortization of Tangible Capital Assets (Note 10)	3,212	2,900
Gain on Sale of Tangible Capital Assets	(30)	(53)
Income from Investment in Government Business Enterprises (Schedule 9)	(4,195)	(4,042)
Remittances from Government Business Enterprises (Schedule 9)	3,379	3,631
Increase (Decrease) in Liability for Pensions and Other Employee Future Benefits (Note 7)	104	(377)
(Decrease) Increase in Deferred Revenue and Capital Contributions (Note 6)	(170)	2,303
Increase (Decrease) in Accounts Payable and Accrued Liabilities (Schedule 5)	239	(3,335)
(Decrease) Increase in Other Items	(3,255)	3,406
Cash Applied to Operating Transactions	(19,978)	(1,976)
Capital Transactions
Acquisition of Tangible Capital Assets	(9,066)	(8,254)
Proceeds from Sale of Tangible Capital Assets	52	59
Cash Applied to Capital Transactions	(9,014)	(8,195)
Investing Transactions
Increase in Investments (Note 9)	(3,678)	(3,782)
Cash Applied to Investing Transactions	(3,678)	(3,782)
Financing Transactions
Debt Issued	50,077	35,877
Debt Retired	(14,870)	(21,179)
Increase in Other Long-Term Financing	537	2,170
Cash Provided by Financing Transactions	35,744	16,868
Net Increase in Cash and Cash Equivalents	3,074	2,915
Cash and Cash Equivalents at Beginning of Year	9,677	6,762
Cash and Cash Equivalents at End of Year	12,751	9,677
See accompanying Notes and Schedules to the Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ALL TABLES IN MILLIONS OF DOLLARS)

1.	Summary of Significant Accounting Policies

Basis of Accounting

The Consolidated Financial Statements are prepared in accordance with the accounting principles for governments recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) and, where applicable, the recommendations of the Accounting Standards Board (AcSB) of the CICA.

Reporting Entity

These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are controlled by the Province.

Government business enterprises, broader public sector (BPS) organizations (i.e., hospitals, school boards and colleges) and other government organizations controlled by the Province are included in these financial statements. All BPS organizations are consolidated. However, other government organizations are individually consolidated if they meet one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million, or ii) their outside sources of revenue, deficit or surplus are greater than $10 million. A listing of consolidated government organizations is provided in Schedule 8.

The activities of organizations that do not meet the materiality thresholds for consolidation are reflected in these financial statements through the accounts of the ministries responsible for them.

Trusts administered by the Province on behalf of other parties are excluded from the reporting entity but are disclosed in Note 14.

Principles of Consolidation

Government business enterprises are defined as those government organizations that i) are separate legal entities with the power to contract in their own name and that can sue and be sued; ii) have the financial and operating authority to carry on a business; iii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations; and iv) are able to maintain their operations and meet their obligations from revenues generated outside the government reporting entity. The activities of government business enterprises are recorded in the financial statements using the modified equity method. Under this method, government business enterprises are reported in accordance with the accounting principles generally accepted for business enterprises. Their combined net assets are included in the financial statements as Investment in Government Business Enterprises on the Consolidated Statement of Financial Position and their net income is shown as a separate item, Income from Investment in Government Business Enterprises, on the Consolidated Statement of Operations.

Effective April 1, 2009, the assets and liabilities of the BPS organizations are consolidated with those of the Province on a line-by-line basis on the Consolidated Statement of Financial Position. As such, the net debt of hospitals, school boards and colleges is included in the consolidated net debt of the Province. The total annual expenses of these BPS organizations, net of revenues they receive directly from the public, such as tuition fees, patient fees, donations and other recoveries, are included with the consolidated expenses of the Province. The expenses of hospitals are included with Health expenses, school boards with Education expenses, and colleges with Post-Secondary Education and Training expenses on the Consolidated Statement of Operations. Where necessary, adjustments are made to present the accounts of these organizations on a basis consistent with the accounting policies of the Province, and to eliminate significant inter-organizational accounts and transactions.

Other government organizations are included on a line-by-line basis with the consolidated assets, liabilities, revenues and expenses of the Province. Where necessary, adjustments are also made to present the accounts of these organizations on a basis consistent with the accounting policies of the Province, and to eliminate significant inter-organizational accounts and transactions.

Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recognized or disclosed in the financial statements is known as measurement uncertainty. Such uncertainty exists when there could be a material variance between the recognized or disclosed amount and another reasonably possible amount.

Measurement uncertainty in these financial statements and notes thereto exists in the valuation of pensions and other employee future benefits obligations, the value of tangible capital assets, the estimation of personal income and corporations tax revenue accruals, the valuation of the Canada Health Transfer and Canada Social Transfer entitlements, the valuation of auto sector investments and the valuation of asset-backed term notes.

Uncertainty related to pensions and other employee future benefits accruals arises because actual results may differ significantly from the Province’s best estimate of expected results (for example, the difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits). Uncertainty in the value of tangible capital assets exists because of differences between estimated useful lives of the assets and their actual useful lives. Uncertainty related to the accrual for personal income tax and corporations tax revenues arises due to possible subsequent revisions of estimates based on forthcoming information from past-year tax return processing. Uncertainty in the estimation of the Canada Health Transfer and Canada Social Transfer entitlements arises from variances between the estimated and actual Ontario shares of the Canada-wide personal income and corporations tax base and population. Uncertainty related to the estimated net realizable value of the investments in the auto sector arises due to the reliance on market assumptions used in the Province’s valuation of the enterprises. Actual market results may vary from these assumptions. The uncertainties relating to the valuation of the Canadian third-party asset-backed term notes are detailed in Note 9 to these financial statements.

Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available.

Revenues

Revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned. Amounts received prior to the end of the year, which relate to revenues that will be earned in a subsequent fiscal year, are deferred and reported as liabilities.

Deferred capital contributions are amortized into revenue over the estimated useful life of the related tangible capital assets.

Expenses

Expenses are recognized in the fiscal year that the events giving rise to the expenses occur and resources are consumed.

Transfer payments are recognized in the year during which the events giving rise to them occur, provided that the transfer is authorized, all eligibility criteria are met and a reasonable estimate of the amount can be made.

Interest on debt includes: i) interest on outstanding debt net of interest income on investments and loans; ii) amortization of foreign exchange gains or losses; iii) amortization of debt discounts, premiums and commissions; iv) amortization of deferred hedging gains and losses; and v) servicing and other costs.

Employee future benefits such as pensions, other retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government’s share of the current year’s cost of benefits, interest on the net benefits liability or asset, amortization of actuarial gains or losses, cost of or gain on plan amendment, and other adjustments.

Other employee future benefits are recognized in the period when the event that obligates the government occurs or in the period when the benefits are earned and accumulated by employees.

The costs of buildings, transportation infrastructure, vehicles, aircraft, leased assets, machinery, equipment and information technology infrastructure and systems owned by the Province and its consolidated organizations are amortized and recognized as expenses over their estimated useful lives on a straight-line basis.

Liabilities

Liabilities are recorded to the extent that they represent present obligations of the government to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in the sacrifice of economic benefits in the future.

Liabilities include present obligations for environmental costs, probable losses on loan guarantees issued by the government, and contingencies when it is likely that a loss will be realized and the amount can be reasonably determined.

Liabilities also include obligations to government business enterprises.

Alternative financing and procurement (AFP) refers to the Province using private-sector partners to procure and finance infrastructure assets. Assets procured via AFP are recognized as tangible capital assets and the related obligations are recognized as other long-term financing liabilities in these financial statements as the assets are constructed.

Debt

Debt consists of treasury bills, commercial paper, medium- and long-term notes, savings bonds, debentures and loans.

Debt denominated in foreign currencies that has been hedged is recorded at the Canadian dollar equivalent using the rates of exchange established by the terms of the hedge agreements. Other foreign currency denominated debt, liabilities and assets are translated to Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

The Province uses derivative financial instruments (derivatives) for the purposes of minimizing interest costs and managing risk. The Province does not use derivatives for speculative purposes. Derivatives are financial contracts, the value of which is derived from underlying instruments. Gains or losses arising from derivative transactions are deferred and amortized over the remaining life of the related debt issue.

Pensions and Other Employee Future Benefits

The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government’s best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, and, where applicable, the government’s borrowing rate. When actual plan experience of pensions, other retirement benefits and termination pay differs from that expected, or when assumptions are revised, actuarial gains and losses arise. These gains and losses are amortized over the expected average remaining service life of plan members.

The liabilities for selected employee future benefits (such as pensions, other retirement benefits and termination pay) represent the government’s share of the actuarial present values of benefits attributed to services rendered by employees and former employees, less its share of the assets of the plans. In addition, the liability includes the Province’s share of the unamortized balance of actuarial gains or losses, and other adjustments primarily for differences between the fiscal year-end of the pension plans and that of the Province.

Assets

Assets are resources controlled by the government from which it will derive future benefits. Assets are recognized in the year the events giving rise to the government’s control of the benefit occur.

Financial Assets

Financial assets are resources that can be used to discharge existing liabilities or finance future operations. They include cash and cash equivalents, investments, accounts receivable, loans receivable, advances, and investments in government business enterprises.

Investments include temporary investments, investments in the auto sector, asset-backed term notes, and portfolio investments. Temporary investments are recorded at the lower of cost or market value. Investments in the auto sector, asset-backed term notes and portfolio investments are recorded at the lower of cost or their estimated net realizable value.

Accounts receivables are recorded at cost. A valuation allowance is recorded when collection of the receivable is considered doubtful.

Loans receivable include loans to government business enterprises and loans under the student loans program, advanced manufacturing investment program, and the automotive investment strategy fund. Loans receivable with significant concessionary terms are considered in part to be grants and are recorded on the date of issuance at face value discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan. The amount of the loan discount is amortized to revenue over the term of the loan.

Investment in government business enterprises represents the net assets of government business enterprises recorded on the modified equity basis as described under Principles of Consolidation.

Tangible Capital Assets

Tangible capital assets are recorded at historical cost less accumulated amortization. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment of tangible capital assets. Cost includes overheads directly attributable to construction and development, as well as interest related to financing during construction. Estimated historical cost was used to record existing tangible capital assets if actual cost was unknown when the Province first implemented tangible capital assets accounting. Tangible capital assets, except land, are amortized over the estimated useful lives of the assets on a straight-line basis.

The following categories are included under tangible capital assets: land, buildings, transportation infrastructure, vehicles, aircraft, leased assets, machinery, equipment and information technology infrastructure and systems, and construction in progress.

Maintenance and repair costs are recognized as an expense when incurred. Betterments or improvements that significantly increase or prolong the service life or capacity of a tangible capital asset are capitalized. External contributions for acquisition of tangible capital assets are recorded as deferred capital contributions and amortized to revenue consistent with the amortization to expense of the related tangible capital assets.

Future Changes in Accounting Standards

In December 2009, PSAB confirmed that government business enterprises will be required to adopt International Financial Reporting Standards (IFRS) in fiscal years beginning on or after January 1, 2011. On July 28, 2010, the CICA issued an Exposure Draft proposing that qualifying entities with rate-regulated activities be permitted to defer the adoption of IFRS until January 1, 2013. The Province’s Consolidated Financial Statements will be affected by these changes to the extent that government business enterprises are impacted.

Other consolidated government organizations may also be impacted by PSAB’s recent proposals for Government Not-for-Profit Organizations that could impact the basis upon which these entities report. The Ministry of Finance continues to assess these proposals and has initiated a process to consult with the potentially impacted public-sector organizations. The final PSAB standard and the result of the consultations may result in changes to the classification and basis of reporting for some government organizations and enterprises in future periods.

The potential future impact on the Province’s Consolidated Financial Statements of these proposed future changes in accounting standards is not reasonably determinable at this time.

2.	Accounting and Financial Presentation Changes

These financial statements reflect the following changes in accounting policies and financial statement presentation:

Accounting Policy Changes

Minor Tangible Capital Assets

During fiscal year 2009–10, the Province extended its accounting policy for tangible capital assets in accordance with PSAB standards to include building leasehold improvements, assets acquired through capital leases, vehicles, aircraft and information technology infrastructure and systems.

Starting in the 2009–10 fiscal year, the costs of assets acquired in these classifications are being capitalized and amortized over their estimated useful lives. Previously these items were expensed in their year of acquisition.

Except for the tangible capital assets in these classifications for school boards, these items are being capitalized on a prospective basis as the information necessary to restate opening balances is not readily available.

At March 31, 2009, the net book value of the minor tangible capital assets of the school board sector was $404 million and the net book value of their leased assets was $49 million. The revised accounting policy as discussed above has been implemented retroactively as the information necessary to restate was available. The net impact of the restatement was to decrease the Province’s Accumulated Deficit at April 1, 2009 by $453 million with a corresponding increase in tangible capital assets.

The impact of the accounting policy change was a decrease in total expenses and the 2009–10 Annual Deficit of $215 million.

Interest Capitalization on Constructed Assets

Effective April 1, 2009, interest relating to the financing of the construction of tangible capital assets owned by the Province is being capitalized consistent with the accounting practice of consolidated BPS organizations.

The net impact of the accounting policy change was to decrease interest on debt expense and the 2009–10 Annual Deficit by $148 million.

Financial Statement Presentation Changes

Broader Public Sector Presentation

In accordance with PSAB, effective fiscal 2005–06, the Province’s reporting entity was expanded to include public hospitals, school boards, and colleges, collectively referred to as BPS organizations. As permitted under PSAB standards, these BPS organizations were consolidated in the Province’s financial statements on a one-line equity basis of accounting until March 31, 2009. Effective April 1, 2009, the BPS organizations are being consolidated in the Province’s financial statements on a line-by-line basis as described in Note 1.

With this change in presentation, the consolidated net debt of the Province as at April 1, 2009 was increased by $16.3 billion. There is no impact on the Province’s annual deficit or accumulated deficit as a result of adoption of this financial presentation change.

The comparative results from the 2008–09 fiscal year have been restated to reflect the revised financial presentation.

Education Property Tax

In prior years, Education Property Tax revenue was netted against Education Expenses consistent with the one-line basis of presenting consolidated BPS expenses of school boards described above. Effective April 1, 2009, with the change in presentation of consolidated BPS organizations described in Note 1, Education Property Tax revenue is no longer being netted against school board expenses but shown separately in revenue. This change results in an increase in total Revenues of $6.5 billion (2008–09, $6.5 billion). Education Property Tax revenue increased by $5.6 billion (2008–09, $5.7 billion) and Personal Income Tax revenue by $912 million (2008–09, $765 million) reflecting the reclassification of refundable property tax credits from Personal Income Tax consistent with PSAB’s recommended presentation. The related increase in Education Expenses is $6.5 billion (2008–09, $6.5 billion). There is no impact on the Province’s annual deficit or accumulated deficit as a result of adoption of this financial presentation change.

3.	Debt

The Province borrows in both domestic and international markets. Debt of $212.1 billion, as at March 31, 2010 (2009, $176.9 billion), is composed mainly of bonds and debentures issued in both the short- and long-term public capital markets and non-public debt held by certain federal and provincial public-sector pension funds. Debt comprises Debt Issued for Provincial Purposes of $184.7 billion (2009, $149.2 billion) and Ontario Electricity Financial Corporation (OEFC) Debt of $27.4 billion (2009, $27.7 billion). The following table presents the maturity schedule of the Province’s outstanding debt, by currency of repayment, expressed in Canadian dollars, and reflects the effects of related derivative contracts.

Debt As at March 31						2010	2009
Currency	Canadian Dollar	U.S. Dollar	Japanese Yen	Euro	Other Currencies1	Total	Total
Maturing in:
2010							$25,382
2011	$27,238	6,433	–	–	252	$33,923	16,394
2012	8,765	4,664	–	–	47	13,476	13,742
2013	7,249	9,526	–	–	550	17,325	11,975
2014	15,252	1,010	152	2,343	576	19,333	16,938
2015	11,780	9,081	54	–	717	21,632	–
1–5 years	70,284	30,714	206	2,343	2,142	105,689	84,431
6–10 years	23,230	5,483	96	5,163	2,792	36,764	27,101
11–15 years	12,070	–	–	–	–	12,070	11,097
16–20 years	15,602	–	–	–	–	15,602	16,658
21–25 years	9,626	–	–	–	–	9,626	8,816
26–452 years	32,239	–	–	–	–	32,239	28,722
	$163,051	36,197	302	7,506	4,934	$211,990	$176,825
Unamortized Foreign Exchange Gains	–	71	17	44	–	132	90
Total3, 4	$163,051	36,268	319	7,550	4,934	$212,122	$176,915
Debt Issued for Provincial Purposes5	139,453	33,828	319	7,371	3,713	184,684	149,247
OEFC Debt	23,598	2,440	–	179	1,221	27,438	27,668
Total	$163,051	36,268	319	7,550	4,934	$212,122	$176,915
Effective Interest Rates (Weighted Average)
2010	5.00%	2.96%	2.21%	3.95%	4.06%	4.58%	–
2009	5.45%	3.73%	3.83%	4.02%	4.56%	–	5.17%
1Other currencies comprise Australian dollar, New Zealand dollar, UK Pound sterling, Swiss franc, Hong Kong dollar and South African rand.
2The longest term to maturity is to June 2, 2054.
3Total foreign currency denominated debt (before unamortized foreign exchange gains) as at March 31, 2010, was $48.9 billion (2009, $31.5 billion). Of that, $48.7 billion or 99.5 per cent (2009, $31.2 billion or 99.1 per cent) was fully hedged to Canadian dollars. The remaining 0.5 per cent (2009, 0.9 per cent) of foreign debt was unhedged as follows: $206 million (2009, $241 million) Japanese yen denominated debt and $48 million (2009, $55 million) Swiss franc denominated debt.
4Total debt includes issues totalling $1.4 billion (2009, $2.4 billion), which have embedded options exercisable by either the Province or the bondholder under specific conditions.
5Debt denominated in Canadian dollars as at March 31, 2010 includes $1.0 billion (2009, $0.5 billion) long-term debt purchased and held by the Province.

Debt As at March 31	2010	2009
Debt Payable to:
Public Investors	$195,116	$158,301
Canada Pension Plan Investment Fund	10,233	10,233
Ontario Teachers’ Pension Plan	1,765	3,001
Public Service Pension Plan	1,713	1,991
Ontario Public Service Employees Union Pension Fund	814	946
Canada Mortgage and Housing Corporation	755	811
Others1	1,726	1,632
Total	$212,122	$176,915
1Debt Payable to Others is composed of School Board Trust Debt of $797 million (2009, $814 million) and debt of Ontario Immigrant Investor Corporation of $929 million (2009, $818 million).

Fair value of debt issued approximates amounts at which debt instruments could be exchanged in a current transaction between willing parties. In valuing the Province’s debt, fair value is estimated using discounted cash flows and other valuation techniques and is compared to public market quotations where available. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

The estimated fair value of debt as at March 31, 2010 was $227.1 billion (2009, $196.7 billion). This is higher than the book value of $212.1 billion (2009, $176.9 billion) because current interest rates are generally lower than the interest rates at which the debt was issued. The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt

A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The Trust issued 30-year sinking fund debentures amounting to $891 million in June 2003. The Trust provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Province related to this debt. These amounts will be reduced over the 30-year period by the transfer payments made by the Ministry of Education to the Trust under the School Board Operating Grant program. As at March 31, 2010, the outstanding amount of $788 million (2009, $806 million) advanced to school boards is included in Other Assets and outstanding debentures of $797 million (2009, $814 million) are included in Debt.

4.	Risk Management and Derivative Financial Instruments

The Province employs various risk management strategies and operates within strict risk exposure limits to ensure exposure to risk is managed in a prudent and cost-effective manner. A variety of strategies are used, including the use of derivative financial instruments (“derivatives”).

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge and to minimize interest costs. Hedges are created primarily through swaps, which are legal contracts under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more desirable characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures, options, caps and floors.

Foreign exchange or currency risk is the risk that foreign currency debt principal and interest payments and foreign currency transactions will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, the Province uses derivative contracts including foreign exchange forward contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar denominated cash flows. Most of the derivative contracts hedge the underlying debt by matching all the critical terms to achieve effectiveness. In the instances where the term of foreign exchange forward contracts used for hedging is shorter than the term of the underlying debt, the effectiveness is maintained by continuously rolling the foreign exchange forward contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

The current policy allows the amount of unhedged foreign currency debt principal net of foreign currency holdings to reach a maximum of 5 per cent of Debt Issued for Provincial Purposes and OEFC Debt. At March 31, 2010, the respective unhedged levels were 0.1 and nil per cent (2009, 0.2 and nil per cent). The Province’s unhedged level of 0.1 per cent was primarily related to Japanese yen denominated debt. For every one Japanese yen decrease versus the Canadian dollar, there would be an increase in debt of $2.3 million (2009, $3.1 million) and an increase in Interest on Debt of $0.6 million (2009, $0.9 million). Total foreign exchange gains recognized in the Statement of Operations for 2009–10 were $30 million (2008–09, $67 million).

Interest on Debt expense may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes and OEFC Debt, the risk is measured as interest rate resetting risk, which is the net of floating rate exposure, liquid reserves and fixed-rate debt maturing within the next 12-month period as a percentage of Debt Issued for Provincial Purposes and OEFC Debt respectively. Depending on market conditions, the Province creates or reduces its exposure to interest rate changes by issuing or retiring short-term debt, or by entering into or closing out derivative positions. The current policy limits interest rate resetting risk for Debt Issued for Provincial Purposes and OEFC Debt to a maximum of 35 per cent.

As at March 31, 2010, interest rate resetting risk for Debt Issued for Provincial Purposes and OEFC Debt was 11.4 per cent and 16.4 per cent respectively (2009, 11.5 per cent and 19.5 per cent). Based on floating rate interest-bearing financial instruments on hand at the balance sheet date plus planned refinancing of maturing debt in the coming year, a one per cent (100 basis points) increase in interest rates would result in an increase in Interest on Debt of $240 million (2009, $230 million).

Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves, that is, cash and temporary investments (Note 9), adjusted for collateral (Note 12), at levels that will meet future cash requirements and will give the Province flexibility in the timing of issuing debt. Pledged assets are considered encumbered for liquidity purposes while collateral held is a source of liquidity. In addition, the Province has short-term note programs as alternative sources of liquidity.

The table below presents a maturity schedule of the Province’s derivatives, by type, outstanding as at March 31, 2010, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

Derivative Portfolio Notional Value As at March 31								2010	2009
Maturity in Fiscal Year	2011	2012	2013	2014	2015	6-10 Years	Over 10 Years	Total	Total
Swaps:
Interest Rate1	$9,280	$10,579	$12,209	$6,546	$24,034	$22,465	$6,224	$91,337	$74,207
Cross Currency	5,866	4,516	10,364	5,954	9,224	15,404	–	51,328	31,847
Forward Foreign Exchange Contracts	9,379	–	–	–	–	–	–	9,379	8,881
Caps and Floors	–	–	–	–	–	–	–	–	88
Total	$24,525	$15,095	$22,573	$12,500	$33,258	$37,869	$6,224	$152,044	$115,023
1Includes $1.6 billion (2009, $1.3 billion) of interest rate swaps related to loans receivable held by consolidated entity.

The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the Province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio, measured through the replacement value of derivative contracts, at March 31, 2010.

Credit Risk Exposure As at March 31	2010	2009
Gross Credit Risk Exposure	$2,919	$5,492
Less: Netting	(2,508)	(4,542)
Net Credit Risk Exposure	$411	$950

The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high credit quality counterparties and regularly monitoring compliance to credit limits. In addition, the Province enters into contractual agreements (“master agreements”) that provide for termination netting and, if applicable, payment netting with most of its counterparties. Gross credit risk exposure represents the loss that the Province would incur if every counterparty to which the Province had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net credit risk exposure is the loss including the mitigating impact of these netting provisions.

5.	Other Long-Term Financing

Other long-term financing comprises the total debt of the Broader Public Sector (BPS) and obligations under Alternative Financing and Procurement (AFP) arrangements.

Other Long-Term Financing of $9.3 billion, as at March 31, 2010 (2009, $8.8 billion) includes BPS Debt of $6.1 billion (2009, $6.2 billion), BPS AFP obligations of $2.7 billion (2009, $2.3 billion) and direct provincial AFP obligations of $0.5 billion (2009, $0.3 billion).

6.	Deferred Revenue and Capital Contributions

Deferred Revenue and Capital Contributions As at March 31	2010	2009
Deferred Revenue:
Federal Transfers	$737	$1,150
Vehicle and Driver Licences	644	637
Other	1,116	1,243
Total Deferred Revenue	2,497	3,030
Deferred Capital Contributions - Spent	3,937	3,533
Deferred Capital Contributions - Unspent	146	187
Total Deferred Capital Contributions	4,083	3,720
Total	$6,580	$6,750

Federal transfers were received by the Province to provide multi-year funding for provincial expenditures. They are recognized as revenue in the periods identified by the federal government in the underlying agreements. Details are provided in the following table:

Deferred Revenue — Federal Transfers
	Total Transfer Received	Included in Revenue		Revenue Deferred to Future Periods		Deferred Revenue
		2008–09 and prior	2009–10	2010–11	2011–12 and thereafter	As at March 31, 2010
Community Development Trust	$358	$119	$119	$120	$ –	$120
ecoTrust for Clean Air and Climate Change	586	390	196	–	–	–
Strategic Highway Infrastructure Fund	168	22	7	7	132	139
Police Officers Recruitment Fund	156	31	31	31	63	94
Public Transit Capital Trust 2008	195	97	98	–	–	–
Border Infrastructure Fund	129	10	5	5	109	114
Labour Market Agreement	194	117	77	–	–	–
Patient Wait Times Guarantee Trust	205	136	69	–	–	–
HPV Immunization Trust	117	78	39	–	–	–
Windsor Border Initiatives Implementation Group	89	1	2	4	82	86
Government of Canada Infrastructure	105	–	–	105	–	105
Other Federal Transfers	106	15	12	30	49	79
Total	$2,408	$1,016	$655	$302	$435	$737

The Province provides a two-year vehicle licence plate renewal option and multi-year driver licence renewals (two years for seniors and five years for all others). Amounts received under these multi-year renewals are recognized as revenue over the periods covered by the licences.

Deferred Capital Contributions – Spent represents the unamortized balance of donations and federal government capital grants received for the purchase or construction of tangible capital assets. Spent capital contributions are amortized to revenue consistent with the amortization to expense of the related tangible capital assets.

Deferred Capital Contributions – Unspent represents donations and federal government capital grants received but not yet spent for the purchase or construction of tangible capital assets. The amortization of Deferred Capital Contributions to revenue starts once the contributions are spent and the related tangible capital assets are ready for service.

7.	Pensions and Other Employee Future Benefits

Pensions and Other Employee Future Benefits Liability (Asset)
As at March 31	2010	2010	2010	2009
	Pensions	Other Employee Future Benefits	Total	Total
Obligation for benefits	$91,596	$10,796	$102,392	$96,508
Less: plan fund assets	(96,729)	(438)	(97,167)	(94,488)
Unamortized actuarial (losses) gains	(2,082)	(776)	(2,858)	410
Adjustments1	1,949	–	1,949	1,782
Total2	($5,266)	$9,582	$4,316	$4,212
1Adjustments for pensions consist of:
i) differences for amounts reported by the pension plans at December 31, instead of the Province’s year-end of March 31
ii) unamortized difference between employer and employee contributions for jointly sponsored pension plans
iii) unamortized employee contribution reductions for solely sponsored plans
iv) amounts payable by the Province that are reflected as contributions in the pension plan assets.
2Effective April 1, 2009, the Pensions and Other Employee Future Benefits liabilities of the hospitals, school boards and colleges sectors are combined with those of the Province and comparative numbers restated to reflect such changes.

Pensions and Other Employee Future Benefits Expense
For the year ended March 31	2010	2010	2010	2009
	Pensions	Other Employee Future Benefits	Total	Total
Cost of benefits	$1,869	$363	$2,232	$2,021
Amortization of actuarial (gains) losses	(289)	78	(211)	(468)
Employee contributions	(251)	–	(251)	(220)
Cost of plan amendments	–	–	–	280
Interest (income) expense	(519)	264	(255)	(387)
Adjustments1	(19)	–	(19)	(12)
Total2	$791	$705	$1,496	$1,214

1Adjustments for Pensions consist of amortization of: i) the difference between employer and employee contributions for jointly sponsored pension plans ii) employee contribution reductions for solely sponsored plans. 2This expense is disclosed in Schedule 4 as follows: For the year ended March 31	2010	2009
Ontario Teachers’ Pension Plan	255	50
Public Service Pension Plan and Ontario Public Service Employees Union Pension Plan	949	971
Included in Various Ministries	292	193
Total (Schedule 3)	1,496	1,214

The Pensions and Other Employee Future Benefits Expenses for the hospitals, school boards and colleges sectors (except for the Ontario Teachers’ Pension Plan) are not included in the table above. These expenses are included in the Salaries, Wages and Benefits of BPS organizations (Schedule 10) and in the expenses of the BPS ministries (Education, Health and Long-Term Care, and Training, Colleges and Universities) in Schedule 4.

     Pensions

The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP) and joint sponsor of the Ontario Public Service Employees Union (OPSEU) Pension Plan and the Ontario Teachers’ Pension Plan (OTPP).

These three plans are contributory defined benefit plans that provide Ontario government employees and elementary and secondary school teachers and administrators with a guaranteed amount of retirement income. Benefits are based primarily on the best five-year average salary of members and their length of service, and are indexed to changes in the Consumer Price Index to provide protection against inflation. Plan members normally contribute seven to eleven per cent of their salaries to these plans. The Province matches these contributions.

Funding of these plans is based on statutory actuarial funding valuations undertaken at least once every three years. The Province contributed $1,246 million to OTPP in 2009–10 (2008–09, $1,073 million), $240 million (including a $4 million special payment) to PSPP (2008–09, $227 million including a $4 million special payment) and $157 million to OPSEU Pension Plan (2008–09, $157 million). During calendar year 2009, OTPP paid benefits, including transfers to other plans, of $4.4 billion (2008, $4.2 billion), PSPP paid $914 million (2008, $881 million) and OPSEU Pension Plan paid $718 million (2008, $590 million). Under agreements between the Province and OPSEU, and between the Province and the Ontario Teachers’ Federation (OTF), gains and losses arising from statutory actuarial funding valuations are shared by the co-sponsors.

The government’s best estimate of the long-term annual inflation rate used in the pension and other employee future benefits calculations disclosed in these financial statements is 2.5 per cent; the salary escalation rate is 3.5 per cent; and the discount rate and expected rate of return on pension plan assets are 6.75 per cent for OTPP, 6.5 per cent for PSPP and 6.75 per cent for OPSEU Pension Plan. Actuarial gains or losses are amortized over periods of 11.4 to 14 years.

The Province is also responsible for sponsoring the Ontario Teachers’ Retirement Compensation Arrangement and the Public Service Supplementary Benefits Plan. Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

Pension benefits for employees in the hospital and colleges sectors are provided by the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP).

HOOPP is a multi-employer pension plan covering employees of Ontario’s healthcare community. CAATPP is a multi-employer pension plan covering employees of the Colleges of Applied Arts and Technology in Ontario, the Board of Trustees, the Ontario College Application Services and, effective December 1, 2009, the Ontario College Library Services. Both of these plans are contributory defined benefit plans that provide eligible members with a retirement income based on a formula that takes into account a member’s earnings history and length of service in the plan. The plans are financed by contributions from participating members and employers, and by investment earnings.

Expenses for HOOPP of $956 million (2008–09, $853 million) and CAATPP of $153 million (2008–09, $94 million) are included in the Salaries, Wages and Benefits expenses of the hospital and colleges sectors respectively (Schedule 10) and in the expenses of the related ministries (Schedule 4). The related liabilities are included in the Pensions and Other Employee Future Benefits liability on the Consolidated Statement of Financial Position.

Other Employee Future Benefits

Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits, compensated absences and termination benefits.

Non-Pension Retirement Benefits

The Province provides dental, basic life insurance, supplementary health and hospital benefits to retired employees through a self-insured, unfunded defined benefit plan. The liability for non-pension retirement benefits of $7.3 billion as at March 31, 2010 (2009, $6.7 billion) is included in the Other Employee Future Benefits Liability. The expense for 2009–10 of $413 million (2008–09, $650 million) (excluding the expense for BPS sector organizations) is included in the Other Employee Future Benefits Expense. The BPS sector expense of $168 million in 2009–10 (2008–09, $205 million) is included in the Salaries, Wages and Benefits expense of BPS organizations (Schedule 10) and in the expenses of the related ministries (Schedule 4).

The discount rate used in the non-pension retirement benefits calculation for 2009–10 is 5.3 per cent (2008–09, 5.1 per cent).

Post-Employment Benefits, Compensated Absences and Termination Benefits

The Province provides, on a self-insured basis, workers’ compensation benefits, long-term disability benefits and regular benefits to employees who are on long-term disability. For employees who have completed five years of service, the Province provides termination pay equal to one week’s salary for each year of service up to a maximum of 50 per cent of their annual salary. Employees who have completed one year of service but less than five years are also entitled to termination pay in the event of death, retirement or release from employment. The total post-employment benefits liability of $2.3 billion as at March 31, 2010 (2009, $2.1 billion) is included in the Other Employee Future Benefits Liability. The total post-employment benefits expense for 2009–10 of $292 million (2008–09, $193 million) (excluding the expense for BPS sector organizations) is included in the Other Employee Future Benefits Expense. The BPS sector total post-employment benefits expense of $386 million for 2009–10 (2008–09, $346 million) is included in the Salaries, Wages and Benefits expense of BPS organizations (Schedule 10) and in the expenses of the related ministries (Schedule 4).

The discount rate used in the post-employment benefits, compensated absences and termination benefits calculations for 2009–10 is 4.80 per cent (2008–09, 4.95 per cent).

8.	Other Liabilities

Other Liabilities As at March 31	2010	2009
Power Purchase Contracts	1,858	2,206
Other Funds and Liabilities	1,870	1,651
Total	$3,728	$3,857

Power Purchase Contracts

Power supply contracts include both power purchase contracts and power supply support agreements. Power purchase contracts and related loan agreements were entered into by Ontario Hydro with non-utility generators (NUGs) located in Ontario. As the legal continuation of Ontario Hydro, Ontario Electricity Financial Corporation (OEFC), a consolidated government organization, is the counterparty to these contracts. The contracts, expiring on various dates to 2048, provided for the purchase of power at prices that were expected to be in excess of the market price. Accordingly, a liability was recorded at $4.3 billion on a discounted cash-flow basis when Ontario Hydro was continued as OEFC on April 1, 1999.

Under legislated reforms to the electricity market, OEFC began receiving actual contract prices for power from ratepayers effective January 1, 2005 and no longer incurs losses on these contracts. At that time, it was estimated that the bulk of the liability would be eliminated over 12 years as existing electricity contracts expired. The decrease in the liability for power purchase contracts for 2009–10 was $348 million (2008–09, $373 million). This results in a liability of $1.9 billion as at March 31, 2010 (2009, $2.2 billion).

In addition, effective January 1, 2009, OEFC entered into a support contract with Ontario Power Generation Inc. (OPG) whereby OPG agreed to maintain the reliability and availability of Lambton and Nanticoke coal-fired stations following implementation of a greenhouse gas emissions-reduction strategy. Under the contract, OEFC agreed to ensure OPG would recover the actual costs of operating the stations after implementing this strategy. Any costs to OEFC under this agreement, which expires December 31, 2014, are fully recovered from electricity ratepayers.

During the year ended March 31, 2010, OEFC’s cost under power supply contracts (included in Schedules 1, 3 and 4) totalled $1,409 million (2008–09, $953 million), including purchases of power from NUGs of $954 million (2009, $914 million) and OPG support contract costs of $455 million (2009, $39 million). All of these costs were fully recovered from electricity ratepayers (as shown in Schedules 1, 3 and 4).

Other Funds and Liabilities

Other funds and liabilities include pension and benefit funds related to the Provincial Judges’ Pension Fund, the Public Service and the Deputy Ministers’ Supplementary Benefit Accounts and externally restricted funds.

9.	Investments

Investments As at March 31	2010	2009
Temporary Investments	$5,954	$5,040
Add: Assets Purchased under Resale Agreements	4,384	3,079
Less: Assets Sold under Repurchase Agreements	(1,306)	(1,089)
Total Temporary Investments	$9,032	$7,030
Auto Sector Investments at Net Realizable Value	1,347	8
Other Investments	1,904	1,524
Asset-Backed Term Notes	458	501
Total Investments	$12,741	$9,063

Temporary Investments

The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements, at March 31, 2010, is $9.0 billion (2009, $7.0 billion). Temporary investments primarily consist of investments in government bonds. Fair value is determined using quoted market prices.

A resale agreement is an agreement between two parties where the Province purchases and subsequently resells a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties where the Province sells and subsequently repurchases a security at a specified price on a specified date.

Investments in the Auto Sector

In 2009, the Province committed to provide one-third of the total Canadian financial assistance, to a maximum of $4.8 billion, as part of a co-ordinated response with the Canadian and U.S. federal governments to support the restructuring of the North American automotive industry. The Province’s one-third interest was initiated through a Loan Participation Agreement with Export Development Canada (EDC), a federal Crown corporation.

Interest-bearing loans of $13.7 billion were issued by the Canadian government through EDC, including $0.3 billion issued in 2009. During the year, $0.4 billion was repaid. The Province’s interest in the loans issued during the year was $4.6 billion (2009, $83 million), less repayments of $134 million, resulting in an outstanding balance of $4.4 billion. Additional repayments of $365 million were received subsequent to year end.

During the year, EDC agreed to transfer $9.1 billion of the $13.7 billion of outstanding loans to the Canada Development Investment Corporation (CDIC), another federal Crown corporation, through a transfer agreement for nominal consideration. These loans were exchanged by CDIC for common and preferred shares of the borrower. The rights of the Province to a one-third interest in the proceeds of these shares are governed under Memoranda of Understanding between the Canadian government and the Province. The Province’s interest in the exchange of loans for shares was accounted for as an investment.

The Province has accounted for its participative interests in the auto sector as investments in these financial statements. The net realizable value of these investments at March 31, 2010 is estimated at $1,347 million (2009, $8 million), based on enterprise valuation using discounted future cash flows and other methods. The difference between the outstanding balance of $4.4 billion and the net realizable value of $1,347 million is reflected in the expense of the Environment, Resources and Economic Development sector.

Asset-Backed Term Notes

On January 21, 2009, the restructuring of the frozen Canadian third-party asset-backed commercial paper (ABCP) was completed. Under the agreement, the Province along with the federal government, Alberta and Quebec provided assistance to the ABCP restructuring efforts through a Senior Funding Facility (SFF). Ontario’s contribution to the SFF was $250 million, and is not expected to be called upon. A small indemnity fee will be received annually.

As at March 31, 2010, the Province held $609.8 million (2009, $636.8 million) in restructured long-term notes that were issued by the Master Asset Vehicle (MAV) in 2009 as a result of the restructuring of the ABCP. Management’s best estimate of the net recoverable value of the MAV notes, as at March 31, 2010, is approximately $458.4 million (2009, $501.1 million), which includes a principal repayment of $19.8 million received in 2009–10.

Other Investments

Other investments represent the investments of BPS organizations. These investments primarily consist of fixed income securities. The fair value of these investments approximates book value.

10.	Tangible Capital Assets

Tangible Capital Assets As at March 31	2010	2010	2010	2009
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land	$8,765	–	$8,765	$8,111
Buildings	49,642	13,866	35,776	33,137
Transportation Infrastructure	20,145	7,764	12,381	11,226
Machinery and Equipment	9,378	7,066	2,312	2,038
Information Technology	2,554	1,669	885	613
Other	4,083	1,570	2,513	1,222
Total	$94,567	$31,935	$62,632	$56,347

Land includes land acquired for transportation infrastructure, parks, buildings and other program use, and land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings includes administrative and service structures, and construction in progress.

Transportation Infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

Machinery and Equipment consists mainly of hospital equipment.

Information Technology consists of computer hardware and software.

Other includes leased assets, vehicles, and other miscellaneous tangible capital assets owned by the government and its consolidated organizations.

Works of art and historical treasures including the Legislative Building are excluded from tangible capital assets.

All tangible capital assets, except assets under construction, land and land improvements with an indefinite life, are being amortized on a straight-line basis over their estimated useful lives. Amortization expense for the fiscal year 2009–10 totalled $3.2 billion, of which $1.1 billion (2008–09, $1.0 billion) relates to the Province and $2.1 billion (2008–09, $1.9 billion) relates to the BPS. The latter expense is included under the BPS expense reported on Schedule 10. The useful lives of the Province’s tangible capital assets have been estimated as:

    Buildings                                                           20 to 40 years

Transportation Infrastructure                              10 to 60 years

Machinery and Equipment                                  3 to 30 years

Information Technology                                      3 to 6 years

Other                 3 to 25 years

11.	Changes in the Fair Value of Ontario Nuclear Funds

The Ontario Nuclear Funds Agreement (ONFA) Funds were established by Ontario Power Generation Inc. (OPG) to ensure that sufficient funds will be available to pay for the costs of nuclear station decommissioning and nuclear used fuel waste management. Effective January 1, 2007, OPG adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants on the recognition and measurement of financial instruments. As a result, the ONFA Funds are carried at fair value in OPG’s financial statements.

Since April 1, 2007, the fair value of ONFA Funds has been reflected in the Province’s consolidated financial statements. Unrealized gains and losses of ONFA Funds are included in Investment in Government Business Enterprises and recorded as an Increase (Decrease) in Fair Value of Ontario Nuclear Funds in the Consolidated Statement of Change in Net Debt and the Consolidated Statement of Change in Accumulated Deficit. Realized gains and losses of ONFA Funds are included in Income from Investment in Government Business Enterprises. Inter-organizational balances related to ONFA Funds are eliminated.

ONFA Funds incurred unrealized gains in 2009–10 of $1.1 billion (unrealized losses in 2008–09, $1.2 billion) that resulted in an increase in Investment in Government Business Enterprises, and a corresponding decrease in Net Debt and Accumulated Deficit.

12.	Contingent Liabilities

Obligations Guaranteed by the Province

The authorized limit for loans guaranteed by the Province as at March 31, 2010 was $826 million (2009, $912 million). The outstanding loans guaranteed and other contingencies amounted to $734 million as at March 31, 2010 (2009, $721 million). A provision of $26 million (2009, $36 million) based on an estimate of the likely loss arising from guarantees under the Student Support Programs has been reflected in these financial statements.

Ontario Nuclear Funds Agreement (ONFA)

Under ONFA, the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds, for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically to reflect new developments in the management of nuclear used fuel waste.

As well, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the portion of the nuclear used fuel waste management segregated fund related to the fixed volume of used fuel. If the earnings on assets in that fund related to the fixed volume exceed the guaranteed rate, the Province is entitled to the excess.

Two agreements are in place to satisfy the Canadian Nuclear Safety Commission (CNSC) licensing requirements for financial guarantees in respect of OPG’s nuclear station decommissioning and nuclear waste management obligations. One agreement gives the CNSC access (in prescribed circumstances) to the segregated funds established under ONFA. The other agreement provides a direct provincial guarantee to the CNSC on behalf of OPG. This guarantee, for up to $1.5 billion, effective March 1, 2010, relates to the portion of the decommissioning and waste management obligations not funded by the value of the segregated funds as at January 1, 2009. In return, the Province receives from OPG an annual fee equal to 0.5 per cent of the value of the direct provincial guarantee.

Social Housing — Loan Insurance Agreements

For all non-profit housing projects in the provincial portfolio, the Province is liable to indemnify and reimburse the Canada Mortgage and Housing Corporation (CMHC) for any net costs, including any environmental liabilities, incurred as a result of project defaults through the Ministry of Municipal Affairs and Housing or the Ontario Housing Corporation.

At March 31, 2010, there were $7.4 billion (2009, $7.7 billion) of mortgage loans outstanding. As operating subsidies provided by the Province are sufficient to ensure that all mortgage payments can be made when due, default is unlikely. To date, there have been no claims for defaults on insured mortgage loans.

Claims Against the Crown

There are claims outstanding against the Crown of which 69 (2009, 66) are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of aboriginal land claims, breach of contract, damages to persons and property, and like items. The cost to the Province, if any, cannot be determined because the outcome of these actions is uncertain.

Canadian Blood Services

The provincial and territorial governments of Canada have entered into a Canadian Blood Services Excess Insurance Captive Support Agreement (the “Captive Support Agreement”) with Canadian Blood Services (CBS) and Canadian Blood Services Captive Insurance Company Limited (CBSI), a wholly owned subsidiary of CBS. Under the Captive Support Agreement, each government indemnifies CBSI for its pro-rata share of any payments that CBSI becomes obliged to make under a comprehensive blood risks insurance policy it provides to CBS. The policy has an overall limit of $750 million, which may cover settlements, judgments and defence costs. The policy is in excess of, and secondary to, a $250 million comprehensive insurance policy underwritten by CBS Insurance Company Limited, a subsidiary of CBS. Given current populations, Ontario’s maximum potential liability under the Captive Support Agreement is approximately $376 million. The Province is not aware of any proceedings that could lead to a claim against it under the Captive Support Agreement.

Collateral

The Province has financial instrument repurchase agreements in place providing for the exchange of collateral with counterparties. Starting in 2009–10, the Province also entered into collateral agreements with certain derivatives counterparties that are generally conducted under terms that are usual and customary to derivatives transactions. In the normal course of business, the Province may be required to pledge and/or receive assets relating to obligations arising from derivatives and repurchase agreements. Provided there is no default, these pledged securities must be returned to the pledgor when there are no longer any outstanding obligations.

As at March 31, 2010, the Province pledged assets in the carrying amount of $1.3 billion, which are included in Investments.

13.	Contractual Obligations

Contractual Obligations as at March 31			Minimum Payments to be made in:
	2010	2009	2011	2012	2013	2014	2015	2016 and thereafter
Ontario Power Generation	$10,071	$10,935	$2,592	$1,427	$1,216	$555	$417	$3,864
Transfer Payments	12,192	8,861	4,790	2,059	1,871	553	657	2,262
Leases	3,149	3,070	355	300	260	240	187	1,807
Construction Contracts	2,808	4,170	1,968	485	292	61	2	–
Alternative Financing Contracts	4,674	1,121	536	457	979	257	141	2,304
Other	4,413	2,639	2,056	765	559	286	105	642
Total Contractual Obligations	$37,307	$30,796	$12,297	$5,493	$5,177	$1,952	$1,509	$10,879

Ontario Power Generation Inc.’s contractual obligations include future contributions under ONFA of $1.8 billion, long-term debt repayment obligations of $4.0 billion and fuel supply agreements of $1.3 billion.

In November 2009, the Pan American Sports Organization selected the City of Toronto to host the 2015 Pan/Parapan American Games. A comprehensive Multi-Party Agreement (MPA) among the Province, the federal government, the City of Toronto, the Canadian Olympic Committee, the Canadian Paralympic Committee and the Ontario 2015 Pan Am Games Bid Corporation was signed on November 6, 2009. The MPA establishes the roles and relationships of all the parties, the contractual arrangements, financial contributions, legal responsibilities, and the sport legacies of the parties in relation to the Games. In January 2010, the Toronto Organizing Committee for the 2015 Pan American and Parapan American Games was incorporated as the successor organization to the Ontario 2015 Pan Am Games Bid Corporation.

The Province has made a commitment to contribute $500 million towards the Games and this is included in the Transfer Payments in the above table. The Province has also provided a financial guarantee to cover costs in excess of the aggregate agreed contribution to the Games by all parties. Any future cost associated with this guarantee is undeterminable as at March 31, 2010.

14.	Trust Funds Under Administration

Summary financial information from the most recent financial statements of trust funds under administration is provided below.

Workplace Safety and Insurance Board As at December 31	2009	2008
Assets	$15,541	$13,207
Liabilities	27,292	24,676
Unfunded Liability	(11,751)	(11,469)
Revenues	5,063	1,269
Expenditures	5,345	4,644
(Deficit)	(282)	(3,375)
Unfunded Liability, Beginning of Year	(11,469)	(8,094)
Unfunded Liability, End of Year	($11,751)	($11,469)

Other Trust Funds As at March 31, 2010
	Assets	Liabilities	Fund Balance (Unfunded Liability)
The Public Guardian and Trustee for Province of Ontario	$1,479	$1,397	$82
Motor Vehicle Accident Claims Fund	$63	$240	($177)
Pension Benefits Guarantee Fund	$669	$566	$103
As at December 31, 2009	Assets	Liabilities	Fund Balance
Deposit Insurance Corporation of Ontario	$119	$41	$78

Unfunded liabilities of trusts under administration are not included in the Province’s consolidated financial statements as it is intended that they will be discharged by external parties. The most recent financial statements of these trusts are reproduced in Volume 2 of the Public Accounts of Ontario.

15.	Comparative Figures

The comparative figures have been reclassified as necessary to conform to the 2010 presentation.

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Schedule 1	Revenues by Source	62

Schedule 2	Revenues by Sector	64

Schedule 3	Expenses by Sector	66

Schedule 4	Expenses by Ministry	68

Schedule 5	Accounts Payable and Accrued Liabilities	69

Schedule 6	Accounts Receivable	69

Schedule 7	Loans Receivable	70

Schedule 8	Government Organizations	71

Schedule 9	Government Business Enterprises	76

Schedule 10	Broader Public Sector Organizations	79

Province of Ontario Schedule 1: Revenues by Source
($ Millions)	2009–10 Budget1	2009–10 Actual	2008–09 Actual
Taxation
Personal Income Tax	26,103	23,393	25,738
Sales Tax	17,425	17,059	17,021
Education Property Tax	5,710	5,626	5,696
Corporations Tax	8,518	5,615	6,748
Employer Health Tax	4,687	4,545	4,617
Ontario Health Premium	2,829	2,763	2,776
Gasoline Tax	2,367	2,336	2,323
Tobacco Tax	995	1,083	1,044
Land Transfer Tax	895	1,015	1,013
Fuel Tax	732	658	698
Electricity Payments-In-Lieu of Taxes	685	516	830
Other Taxes	378	322	352
	71,324	64,931	68,856
Transfers from Government of Canada
Canada Health Transfer	9,722	9,791	8,942
Canada Social Transfer	4,213	4,204	4,079
Infrastructure Programs	1,746	990	151
Labour Market Development Agreement	804	803	604
Social Housing	509	498	520
Equalization Payments	347	347	–
Labour Market Agreement	194	271	117
Indian Welfare Services Agreement	189	212	189
ecoTrust for Clean Air and Climate Change	196	196	195
Community Development Trust	119	119	119
Strategic Training and Transition Fund	103	103	–
Public Transit Capital Trust 2008	98	98	97
Wait Times Reduction Fund	97	97	235
Bilingualism Development	77	87	85
Labour Market Agreement for Persons with Disabilities	76	76	76
Patient Wait Times Guarantee	69	69	68
Youth Criminal Justice	64	66	66
Legal Aid Criminal	50	52	50
Federal Capital Tax Incentive	26	33	87
Student Assistance	19	22	–
Corporations Tax Administration Redesign	–	–	150
Public Transit Capital Trust	–	–	117
Affordable Housing Trust	–	–	78
Other	528	486	566
	19,246	18,620	16,591

Province of Ontario Schedule 1: Revenues by Source (cont’d)
($ Millions)	2009–10 Budget1	2009–10 Actual	2008–09 Actual
Income from Investment in Government Business Enterprises (Schedule 9)	4,267	4,195	4,042
Other
Power Supply Contract Recoveries (Note 8)	964	1,409	953
Vehicle and Driver Registration Fees	1,065	1,057	1,034
Electricity Debt Retirement Charge	955	907	970
Other Fees and Licences	815	708	674
Local Services Realignment	636	673	721
Sales and Rentals	619	647	733
Liquor Licence Board of Ontario Revenues	457	460	468
Net Reduction of Power Purchase Contracts (Note 8)	348	348	373
Royalties	211	228	205
Independent Electricity System Operator Revenue	144	120	133
Miscellaneous	1,397	1,490	1,180
	7,611	8,047	7,444
Total Revenues	102,448	95,793	96,933
1Amounts reported as “Plan” in 2009 Budget, restated for presentation changes, Note 2.

Province of Ontario Schedule 2: Revenues by Sector
Sectors	Health1		Education2		Children’s and Social Services3		Environment, Resources and Economic Development4
For the year ended March 31 ($ Millions)	2010	2009	2010	2009	2010	2009	2010	2009
Revenues
Taxation (Schedule 1)	–	–	–	–	–	–	1	2
Transfers from Government of Canada (Schedule 1)	124	82	71	64	314	293	1,541	964
Income from Investment in Government Business Enterprises (Schedule 9)	–	–	–	–	–	–	831	711
Other (Schedule 1)	226	107	15	29	645	694	2,679	2,330
Total	350	189	86	93	959	987	5,052	4,007
1Includes the activities of the Ministries of Health and Long-Term Care, and Health Promotion.
2Includes the activities of the Ministry of Education.
3Includes the activities of the Ministries of Children and Youth Services, and Community and Social Services.
4Includes the activities of the Ministries of Aboriginal Affairs, Agriculture, Food and Rural Affairs, Citizenship and Immigration, Consumer Services, Culture, Economic Development and Trade, Energy and Infrastructure, Environment, Labour, Municipal Affairs and Housing, Natural Resources, Northern Development and Mines, Research and Innovation, Tourism, and Transportation.

Post-Secondary Education and Training5		Justice6		General Government and Other7		Total
2010	2009	2010	2009	2010	2009	2010	2009

–	–	–	–	64,930	68,854	64,931	68,856
1,410	808	108	94	15,052	14,286	18,620	16,591
–	–	–	–	3,364	3,331	4,195	4,042
31	37	647	641	3,804	3,606	8,047	7,444
1,441	845	755	735	87,150	90,077	95,793	96,933
5Includes the activities of the Ministry of Training, Colleges and Universities.
6Includes the activities of the Ministries of Attorney General, and Community Safety and Correctional Services.
7Includes the activities of the Ministries of Government Services, Finance, Revenue, the Board of Internal Economy, Executive Offices and the Office of Francophone Affairs.

Province of Ontario Schedule 3: Expenses by Sector1
Sectors	Health2		Education3		Children’s and Social Services4		Environment, Resources and Economic Development5
For the year ended March 31 ($ Millions)	2010	2009	2010	2009	2010	2009	2010	2009
Expenses
Transfer Payments	42,173	39,269	20,192	19,263	12,327	11,170	4,726	2,715
Interest on Debt	–	–	–	–	–	–	–	–
Salaries and Wages	528	520	174	174	434	459	1,527	1,439
Services	785	708	115	109	158	156	1,191	1,244
Pensions and Employee Future Benefits (Note 7)	8	8	227	50	8	8	11	11
Power Supply Contract Costs (Note 8)	–	–	–	–	–	–	–	–
Amortization of Tangible Capital Assets	55	38	14	9	–	–	895	838
Employee Benefits	80	86	57	27	70	82	268	220
Supplies and Equipment	274	376	10	13	18	27	187	331
Transportation and Communication	183	105	16	21	20	24	90	86
Impact of Broader Public Sector Organizations on Provincial Expenses (Schedule 10)	(976)	(521)	(231)	(15)	–	–	–	–
Other	54	150	18	25	19	139	3,379	302
Total	43,164	40,739	20,592	19,676	13,054	12,065	12,274	7,186
1The information in the sectors columns represents activities of ministries and consolidated agencies after adjustments to eliminate transactions between sectors.
2Includes the activities of the Ministries of Health and Long-Term Care, and Health Promotion.
3Includes the activities of the Ministry of Education.
4Includes the activities of the Ministries of Children and Youth Services, and Community and Social Services.
5Includes the activities of the Ministries of Aboriginal Affairs, Agriculture, Food and Rural Affairs, Citizenship and Immigration, Consumer Services, Culture, Economic Development and Trade, Energy and Infrastructure (Energy programs), Environment, Labour, Municipal Affairs and Housing, Natural Resources, Northern Development and Mines, Research and Innovation, Tourism, Transportation, and Auto Sector expense.

Post-Secondary Education and Training6		Justice7		General Government and Other8		Interest on Debt9		Total
2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

7,208	6,069	292	294	1,756	1,280	–	–	88,674	80,060
–	–	–	–	–	–	8,719	8,566	8,719	8,566
97	87	1,969	1,875	1,010	961	–	–	5,739	5,515
40	62	787	832	108	149	–	–	3,184	3,260
–	–	17	17	1,225	1,120	–	–	1,496	1,214
–	–	–	–	1,409	953	–	–	1,409	953
–	–	4	4	117	99	–	–	1,085	988
14	12	251	238	40	60	–	–	780	725
3	5	168	198	75	78	–	–	735	1,028
5	7	83	78	17	80	–	–	414	401
(372)	(191)	–	–	–	–	–	–	(1,579)	(727)
43	30	213	252	673	461	–	–	4,399	1,359
7,038	6,081	3,784	3,788	6,430	5,241	8,719	8,566	115,055	103,342
6Includes the activities of the Ministry of Training, Colleges and Universities.
7Includes the activities of the Ministries of Attorney General, and Community Safety and Correctional Services.
8Includes the activities of the Ministries of Government Services, Energy and Infrastructure (Infrastructure programs), Finance (except for Auto Sector expense), Revenue, the Board of Internal Economy, Executive Offices and the Office of Francophone Affairs.
9Includes the activities related to the management of debt of the Province.

Province of Ontario Schedule 4: Expenses by Ministry
($ Millions)	2009–10 Budget1	2009–10 Actual	2008–09 Actual
Aboriginal Affairs	71	67	55
Agriculture, Food and Rural Affairs	1,280	1,910	890
Attorney General	1,651	1,583	1,667
Board of Internal Economy	173	187	188
Children and Youth Services	4,407	4,430	4,069
Citizenship and Immigration	107	101	89
Community and Social Services	8,327	8,624	7,996
Community Safety and Correctional Services	2,260	2,201	2,121
Consumer Services	55	57	58
Culture	477	466	381
Economic Development and Trade	429	223	245
Education	20,655	20,337	19,626
Teachers' Pension (Note 7)	259	255	50
Energy and Infrastructure	3,599	292	251
Environment	367	398	433
Executive Offices	36	34	35
Finance	683	549	755
Auto Sector	–	3,022	–
Contingency Fund	3,210	–	–
Interest on Debt	9,301	8,719	8,566
Municipal Partnership Fund	783	781	905
Pension Benefit Guarantee Fund	–	500	–
Power Supply Contract Costs (Note 8)	964	1,409	953
Government Services	1,281	1,106	939
Public Service/OPSEU Pension and Other Employee Future Benefits (Note 7)	932	949	971
Health and Long-Term Care	42,165	42,735	40,357
Health Promotion	396	429	382
Labour	174	179	177
Municipal Affairs and Housing	1,056	1,279	756
Natural Resources	788	768	780
Northern Development and Mines	378	524	486
Office of Francophone Affairs	5	5	5
Research and Innovation	503	338	295
Revenue	821	1,071	557
Tourism	216	202	185
Training, Colleges and Universities	6,576	7,038	6,081
Transportation	2,113	2,287	2,038
Year-End Savings2	(1,150)	–	–
Total Expenses	115,348	115,055	103,342
1Amounts reported as “Plan” in 2009 Budget, except for changes to reflect ministry reorganization. 2For Budget purposes, these items were not allocated to individual ministries.

Province of Ontario Schedule 5: Accounts Payable and Accrued Liabilities
As at March 31 ($ Millions)	2010	2009
Transfer Payments	4,746	3,620
Interest on Debt	3,460	3,331
Salaries, Wages and Benefits	2,163	2,179
Liability for CRA1 Overpayment	532	665
Other	6,667	7,534
Total Accounts Payable and Accrued Liabilities	17,568	17,329
1CRA – Canada Revenue Agency.

Province of Ontario Schedule 6: Accounts Receivable
As at March 31 ($ Millions)	2010	2009
Taxes	5,617	3,324
Transfer Payments1	1,016	1,244
Other Accounts Receivable	2,029	2,312
	8,662	6,880
Less: Allowance for Doubtful Accounts2	(1,786)	(1,992)
	6,876	4,888
Government of Canada	1,560	1,366
Total Accounts Receivable	8,436	6,254
1The transfer payment receivable consists primarily of recoverables of $725 million (2009, $900 million) for the Ontario Disability Support Program – Financial Assistance.
2The allowance for doubtful accounts includes a provision of $640 million (2009, $819 million) for the Ontario Disability Support Program – Financial Assistance.

Province of Ontario Schedule 7: Loans Receivable
As at March 31 ($ Millions)	2010	2009
Government Business Enterprises1	3,912	3,881
Students2	2,277	2,342
Municipalities3	2,550	1,964
Pension Benefit Guarantee Fund4	264	275
Industrial and Commercial5	415	362
Universities6	127	160
Other	61	60
	9,606	9,044
Unamortized Concession Discounts7	(383)	(398)
Allowance for Doubtful Accounts8	(1,083)	(1,276)
Total Loans Receivable	8,140	7,370
1Loans to government business enterprises bear interest at rates of 2.40 per cent to 6.65 per cent (2009, 3.22 per cent to 6.65 per cent).
2Loans to students bear interest at rates of 2.25 per cent to 2.50 per cent (2009, 4.00 per cent to 6.25 per cent).
3Loans to municipalities bear interest at rates up to 8.00 per cent (2009, 8.00 per cent).
4The loan to the Pension Benefit Guarantee Fund is interest-free.
5Loans to industrial and commercial enterprises bear interest at rates up to 7.95 per cent, which are fully provided for in the allowance for doubtful accounts.
6Loans to universities are mortgages bearing interest at rates of 5.88 per cent to 11.04 per cent (2009, 5.85 per cent to 10.81 per cent).
7Unamortized concession discounts are related to loans to municipalities of $123 million (2009, $132 million), loans to the Pension Benefit Guarantee Fund of $129 million (2009, $135 million), and loans to industrial and commercial enterprises of $131 million (2009, $131 million).
8Allowance for doubtful accounts is related to loans to students of $759 million (2009, $956 million), municipalities of $158 million (2009, $158 million), industrial and commercial enterprises and other of $32 million (2009, $24 million), and the Pension Benefit Guarantee Fund of $135 million (2009, $140 million).

Repayment Terms	Principal Repayment ($ Millions)
Years to Maturity	2010	2009
1 year	1,623	1,826
2 years	434	874
3 years	626	357
4 years	514	554
5 years	617	131
1–5 years	3,814	3,742
6–10 years	1,576	2,243
11–15 years	572	176
16–20 years	1,246	802
21–25 years	394	294
Over 25 years	134	145
Subtotal	7,736	7,402
No fixed maturity	1,870	1,642
Total	9,606	9,044
Province of Ontario Schedule 8: Government Organizations
Government Business Enterprises1	Responsible Ministry
Algonquin Forestry Authority	Natural Resources
Hydro One Inc.	Energy and Infrastructure
Liquor Control Board of Ontario	Finance
Niagara Parks Commission	Tourism
Ontario Clean Water Agency	Environment
Ontario Lottery and Gaming Corporation	Finance
Ontario Power Generation Inc.	Energy and Infrastructure
Other Government Organizations1	Responsible Ministry
Agricorp	Agriculture, Food and Rural Affairs
Agricultural Research Institute of Ontario	Agriculture, Food and Rural Affairs
Cancer Care Ontario	Health and Long-Term Care
Education Quality and Accountability Office	Education
eHealth	Health and Long-Term Care
Independent Electricity System Operator	Energy and Infrastructure
Legal Aid Ontario	Attorney General
Local Health Integration Networks	Health and Long-Term Care
Central East Local Health Integration Network	Health and Long-Term Care
Central Local Health Integration Network	Health and Long-Term Care
Central West Local Health Integration Network	Health and Long-Term Care
Champlain Local Health Integration Network	Health and Long-Term Care
Erie St. Clair Local Health Integration Network	Health and Long-Term Care
Hamilton Niagara Haldimand Brant Local Health Integration Network	Health and Long-Term Care
Mississauga Halton Local Health Integration Network	Health and Long-Term Care
North East Local Health Integration Network	Health and Long-Term Care
North Simcoe Muskoka Local Health Integration Network	Health and Long-Term Care
North West Local Health Integration Network	Health and Long-Term Care
South East Local Health Integration Network	Health and Long-Term Care
South West Local Health Integration Network	Health and Long-Term Care
Toronto Central Local Health Integration Network	Health and Long-Term Care
Waterloo Wellington Local Health Integration Network	Health and Long-Term Care
Metrolinx	Transportation
Metropolitan Toronto Convention Centre	Tourism
Northern Ontario Heritage Fund Corporation	Northern Development and Mines
Ontario Agency for Health Protection and Promotion	Health and Long-Term Care
Ontario Capital Growth Corporation	Research and Innovation
Ontario Educational Communications Authority	Education
Ontario Electricity Financial Corporation	Finance
Ontario Energy Board	Energy and Infrastructure
Ontario Financing Authority	Finance
Ontario French-Language Educational Communications Authority	Education
Ontario Immigrant Investor Corporation	Economic Development and Trade
Ontario Infrastructure Projects Corporation (Infrastructure Ontario)	Energy and Infrastructure
Ontario Mortgage and Housing Corporation	Municipal Affairs and Housing
Ontario Northland Transportation Commission	Northern Development and Mines
1 The most recent audited financial statements of these organizations are included in Volume 2, Public Accounts of Ontario.

Province of Ontario Schedule 8: Government Organizations
Other Government Organizations (cont’d)	Responsible Ministry (cont’d)
Ontario Place Corporation	Tourism
Ontario Power Authority	Energy and Infrastructure
Ontario Racing Commission	Finance
Ontario Realty Corporation	Energy and Infrastructure
Ontario Science Centre	Culture
Ontario Securities Commission	Finance
Ontario Student Loan Trust	Training, Colleges and Universities
Ontario Tourism Marketing Partnership Corporation	Tourism
Ontario Trillium Foundation	Culture
Ornge	Health and Long-Term Care
Royal Ontario Museum	Culture
Toronto Area Transit Operating Authority	Transportation
Waterfront Toronto	Energy and Infrastructure
Broader Public Sector Organizations
Public Hospitals – Ministry of Health and Long-Term Care
Alexandra Hospital Ingersoll
Alexandra Marine & General Hospital
Almonte General Hospital
Anson General Hospital
Arnprior and District Memorial Hospital
Atikokan General Hospital
Baycrest Centre for Geriatric Care
Bingham Memorial Hospital
Blind River District Health Centre
Bloorview Kids Rehab
Bluewater Health
Brant Community Healthcare System
Bridgepoint Hospital
Brockville General Hospital
Bruyere Continuing Care
Cambridge Memorial Hospital
Campbellford Memorial Hospital
Carleton Place and District Memorial Hospital
Casey House Hospice
Chatham-Kent Health Alliance
Children's Hospital of Eastern Ontario
Clinton Public Hospital
Collingwood General and Marine Hospital
Cornwall Community Hospital
Credit Valley Hospital
Deep River and District Hospital Corporation
Dryden Regional Health Centre
Englehart and District Hospital
Espanola General Hospital
Four Counties Health Services
Georgian Bay General Hospital
Geraldton District Hospital
Grand River Hospital

Grey Bruce Health Services
Groves Memorial Community Hospital
Guelph General Hospital
Haldimand War Memorial Hospital
Haliburton Highlands Health Services Corporation
Halton Healthcare Services Corporation
Hamilton Health Sciences Corporation
Hanover & District Hospital
Headwaters Health Care Centre
Hôpital Général de Hawkesbury and District General Hospital Inc.
Hôpital Glengarry Memorial Hospital
Hôpital Montfort
Hôpital Notre Dame Hospital
Hôpital régional de Sudbury Regional Hospital
Hornepayne Community Hospital
Hospital for Sick Children
Hôtel-Dieu Grace Hospital
Hôtel-Dieu Hospital, Cornwall
Humber River Regional Hospital
James Bay General Hospital
Joseph Brant Memorial Hospital
Kemptville District Hospital
Kingston General Hospital
Kirkland and District Hospital
Lady Dunn Health Centre
Lady Minto Hospital at Cochrane
Lake of the Woods District Hospital
Lakeridge Health Corporation
Leamington District Memorial Hospital
Lennox and Addington County General Hospital
Listowel Memorial Hospital
London Health Sciences Centre

Province of Ontario Schedule 8: Government Organizations
Public Hospitals – Ministry of Health and Long-Term Care (cont’d)
Manitoulin Health Centre
Manitouwadge General Hospital
Markham Stouffville Hospital
Mattawa General Hospital
McCausland Hospital
Mount Sinai Hospital
Muskoka Algonquin Healthcare
Niagara Health System
Nipigon District Memorial Hospital
Norfolk General Hospital
North Bay General Hospital
North Wellington Health Care Corporation
North York General Hospital
Northumberland Hills Hospital
Orillia Soldiers' Memorial Hospital
Ottawa Hospital
Pembroke Regional Hospital Inc.
Penetanguishene General Hospital Inc.
Perth and Smiths Falls District Hospital
Peterborough Regional Health Centre
Providence Care Centre (Kingston)
Providence Healthcare
Queensway-Carleton Hospital
Quinte Healthcare Corporation
Red Lake Margaret Cochenour Memorial Hospital
Religious Hospitallers of St. Joseph of the Hôtel Dieu of Kingston
Religious Hospitallers of St. Joseph of the Hotel Dieu of St. Catharines
Renfrew Victoria Hospital
Riverside Health Care Facilities Inc.
Ross Memorial Hospital
Rouge Valley Health System
Royal Victoria Hospital of Barrie Inc.
Runnymede Healthcare Centre
Salvation Army Toronto Grace Hospital
Sault Area Hospital
Scarborough Hospital
Seaforth Community Hospital
Sensenbrenner Hospital
Services de santé de Chapleau Health Services
Sioux Lookout Meno-Ya-Win Health Centre
Smooth Rock Falls Hospital
South Bruce Grey Health Centre

South Huron Hospital Association
Southlake Regional Health Centre
St. Francis Memorial Hospital
St. John's Rehabilitation Hospital
St. Joseph's Care Group
St. Joseph’s Continuing Care (Sudbury)
St. Joseph's General Hospital, Elliot Lake
St. Joseph's Health Care, London
St. Joseph's Health Centre (Guelph)
St. Joseph's Health Centre (Toronto)
St. Joseph's Healthcare Hamilton
St. Mary's General Hospital
St. Mary’s Memorial Hospital
St. Michael's Hospital
St. Thomas - Elgin General Hospital
Stevenson Memorial Hospital
Stratford General Hospital
Strathroy Middlesex General Hospital
Sunnybrook Health Sciences Centre
Temiskaming Hospital
Thunder Bay Regional Health Sciences Centre
Tillsonburg District Memorial Hospital
Timmins and District Hospital
Toronto East General Hospital
Toronto Rehabilitation Institute
Trillium Health Centre
University Health Network
University of Ottawa Heart Institute
West Haldimand General Hospital
West Lincoln Memorial Hospital
West Nipissing General Hospital
West Park Healthcare Centre
West Parry Sound Health Centre
William Osler Health Centre
Wilson Memorial General Hospital
Winchester District Memorial Hospital
Windsor Regional Hospital
Wingham and District Hospital
Women’s College Hospital
Woodstock General Hospital
York Central Hospital

Province of Ontario Schedule 8: Government Organizations
Specialty Psychiatric Hospitals – Ministry of Health and Long-Term Care
Centre for Addiction and Mental Health Mental Health Centre Penetanguishene Northeast Mental Health Centre	Ontario Shores Centre for Mental Health Royal Ottawa Health Care Group
School Boards – Ministry of Education
Airy and Sabine District School Area Board
Algoma District School Board
Algonquin and Lakeshore Catholic District School Board
Asquith-Garvey District School Area Board
Atikokan Roman Catholic Separate School Board
Avon Maitland District School Board
Bloorview MacMillan School Authority
Bluewater District School Board
Brant Haldimand Norfolk Catholic District School Board
Bruce-Grey Catholic District School Board
Campbell Children's School Authority
Caramat District School Area Board
Catholic District School Board of Eastern Ontario
Collins District School Area Board
Connell and Ponsford District School Area Board
Conseil des écoles publiques de l’Est de l’Ontario
Conseil scolaire de district catholique Centre-Sud
Conseil scolaire de district catholique de l'Est ontarien
Conseil scolaire de district catholique des Aurores boréales
Conseil scolaire de district catholique des Grandes Rivieres
Conseil scolaire de district catholique du Centre-Est de l'Ontario
Conseil scolaire de district catholique du Nouvel-Ontario
Conseil scolaire de district catholique Franco-Nord
Conseil scolaire de district des écoles catholiques du Sud-Ouest
Conseil scolaire de district du Centre Sud-Ouest
Conseil scolaire de district du Grand Nord de l'Ontario
Conseil scolaire de district du Nord-Est de l'Ontario
District School Board of Niagara
District School Board Ontario North East
Dubreuilville Roman Catholic Separate School Board
Dufferin-Peel Catholic District School Board
Durham Catholic District School Board
Durham District School Board
Foleyet District School Area Board
Foleyet Roman Catholic Separate School Board
Gogama District School Area Board
Gogama Roman Catholic Separate School Board
Grand Erie District School Board
Greater Essex County District School Board
Halton Catholic District School Board
Halton District School Board

Hamilton-Wentworth Catholic District School Board
Hamilton-Wentworth District School Board
Hastings and Prince Edward District School Board
Hornepayne Roman Catholic Separate School Board
Huron-Perth Catholic District School Board
Huron-Superior Catholic District School Board
James Bay Lowlands Secondary School Board
John McGivney Children’s Centre School Authority
Kawartha Pine Ridge District School Board
Keewatin-Patricia District School Board
Kenora Catholic District School Board
KidsAbility School Authority
Lakehead District School Board
Lambton Kent District School Board
Limestone District School Board
London District Catholic School Board
Missarenda District School Area Board
Moose Factory Island District School Area Board
Moosonee District School Area Board
Moosonee Roman Catholic Separate School Board
Murchison and Lyell District School Area Board
Nakina District School Area Board
Near North District School Board
Niagara Catholic District School Board
Niagara Peninsula Children's Centre School Authority
Nipissing-Parry Sound Catholic District School Board
Northeastern Catholic District School Board
Northern District School Area Board
Northwest Catholic District School Board
Ottawa Catholic District School Board
Ottawa Children's Treatment Centre School Authority
Ottawa-Carleton District School Board
Parry Sound Roman Catholic Separate School Board
Peel District School Board
Penetanguishene Protestant Separate School Board
Peterborough Victoria Northumberland and
Clarington Catholic District School Board
Rainbow District School Board
Rainy River District School Board
Red Lake Area Combined Roman Catholic Separate School Board

Province of Ontario Schedule 8: Government Organizations
School Boards – Ministry of Education (cont’d)
Renfrew County Catholic District School Board
Renfrew County District School Board
Simcoe County District School Board
Simcoe Muskoka Catholic District School Board
St. Clair Catholic District School Board
Sudbury Catholic District School Board
Superior North Catholic District School Board
Superior-Greenstone District School Board
Thames Valley District School Board
Thunder Bay Catholic District School Board
Toronto Catholic District School Board

Toronto District School Board
Trillium Lakelands District School Board
Upper Canada District School Board
Upper Grand District School Board
Upsala District School Area Board
Waterloo Catholic District School Board
Waterloo Region District School Board
Wellington Catholic District School Board
Windsor-Essex Catholic District School Board
York Catholic District School Board
York Region District School Board

Colleges – Ministry of Training, Colleges and Universities
Algonquin College of Applied Arts and Technology
Cambrian College of Applied Arts and Technology
Canadore College of Applied Arts and Technology
Centennial College of Applied Arts and Technology
College Boréal d’arts appliqués et de technologie
Conestoga College Institute of Technology and Advanced Learning
Confederation College of Applied Arts and Technology
Durham College of Applied Arts and Technology
Fanshawe College of Applied Arts and Technology
George Brown College of Applied Arts and Technology
Georgian College of Applied Arts and Technology
Humber College Institute of Technology and Advanced Learning

Lambton College of Applied Arts and Technology
Le college d’arts appliqués et de technologie la Cité collégiale
Loyalist College of Applied Arts and Technology
Mohawk College of Applied Arts and Technology
Niagara College of Applied Arts and Technology
Northern College of Applied Arts and Technology
Sault College of Applied Arts and Technology
Seneca College of Applied Arts and Technology
Sheridan College Institute of Technology and Advanced Learning
Sir Sandford Fleming College of Applied Arts and Technology
St. Clair College of Applied Arts and Technology
St. Lawrence College of Applied Arts and Technology

Province of Ontario Schedule 9: Government Business Enterprises Summary financial information of Government Business Enterprises is provided below.
For the year ended March 31, 2010 ($ Millions)	Algonquin Forestry Authority	Hydro One Inc.	Liquor Control Board of Ontario	Niagara Parks Commission
Assets
Cash and Temporary Investments	3	647	218	–
Accounts Receivable	6	851	24	–
Inventories	1	22	344	8
Prepaid Expenses	–	–	14	–
Long-Term Investments	–	249	–	–
Fixed Assets	–	13,412	294	152
Other Assets	–	1,768	–	–
Total Assets	10	16,949	894	160
Liabilities
Bank Indebtedness	–	20	–	5
Accounts Payable	2	874	442	3
Notes Payable	–	–	–	–
Deferred Revenue	–	–	–	–
Long-Term Debt	–	7,882	72	36
Other Liabilities	1	2,589	–	31
Total Liabilities	3	11,365	514	75
Net Assets	7	5,584	380	85
Revenue	19	4,761	4,349	73
Expenses	19	4,298	2,909	99
Net Income (Loss)	–	463	1,440	(26)
Net Assets at Beginning of Year	7	5,215	350	111
Increase in Fair Value of Ontario Nuclear Funds (Note 11)	–	–	–	–
Remittances (to) Consolidated Revenue Fund	–	(94)	(1,410)	–
Net Assets	7	5,584	380	85

Ontario Clean Water Agency	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	Total

62	715	158	1,803
19	78	306	1,284
–	30	896	1,301
2	33	72	121
5	–	–	254
5	2,490	13,177	29,530
120	34	13,716	15,638
213	3,380	28,325	49,931

–	–	–	25
16	420	1,351	3,108
–	–	–	–
–	16	147	163
10	188	4,092	12,280
–	209	14,964	17,794
26	833	20,554	33,370
187	2,547	7,771	16,561
148	6,336	5,612	21,298
145	4,412	5,221	17,103
3	1,924	391	4,195
184	2,498	6,290	14,655
–	–	1,090	1,090
–	(1,875)	–	(3,379)
187	2,547	7,771	16,561
Province of Ontario Schedule 9: Government Business Enterprises

Algonquin Forestry Authority

The Algonquin Forestry Authority is responsible for forest management in Algonquin Park.

Hydro One Inc.

The principal business of Hydro One Inc. is the transmission and distribution of electricity to customers within Ontario. It is regulated by the Ontario Energy Board.

Liquor Control Board of Ontario

The Liquor Control Board of Ontario regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through Liquor Control Board stores, Brewers’ Retail stores and winery retail stores throughout Ontario. The Board buys wine and liquor products for resale to the public, tests all products sold and establishes prices for beer, wine and spirits.

Niagara Parks Commission

The Commission maintains, preserves and enhances the beauty and surroundings of the Horseshoe Falls and the Niagara River from Fort Erie to Niagara-on-the-Lake.

Ontario Clean Water Agency

The Agency assists municipalities in providing water and sewage services and encourages Ontario residents, municipalities and industries to conserve water. The Agency also finances, builds and operates water and sewage systems, as well as providing services to communities, all on a cost-recovery basis.

Ontario Lottery and Gaming Corporation

The Corporation conducts lottery games and operates commercial casinos, charity casinos, and slot machines at Ontario racetracks.

Ontario Power Generation Inc.

The principal business of Ontario Power Generation Inc. is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the northeast and midwest United States.

Province of Ontario Schedule 10: Broader Public Sector Organizations Summary financial information of Broader Public Sector Organizations is provided below.
For the year ended March 31, 2010 ($ Millions)	Hospitals	School Boards	Colleges	Total
Expense
Salaries, Wages and Benefits	15,671	16,367	1,945	33,983
Amortization Expense	1,166	780	181	2,127
Interest Expense1	1	368	31	400
Other Expense	5,863	3,633	984	10,480
Fees, Donations and Other Recoveries	(3,464)	(1,270)	(1,565)	(6,299)
Total Sector Expense	19,237	19,878	1,576	40,691
Transfers from the Province	(20,213)	(20,109)	(1,948)	(42,270)
Impact on Provincial Expense – (Decrease)	(976)	(231)	(372)	(1,579)
1Interest revenue is netted with Interest expense.

GLOSSARY

Note: The descriptions of the terms in the glossary are provided for the purpose of assisting readers of the 2009–10 Public Accounts. The descriptions do not affect or alter the meaning of any term under law. The glossary does not form part of the audited consolidated financial statements.

Accumulated Amortization: the total amortization that has been recorded over the life of an asset to date. The asset’s total cost less the accumulated amortization gives the asset’s net book value.

Accumulated Deficit: the difference between liabilities and assets. It represents the total of all past annual deficits minus all past annual surpluses, including prior period adjustments.

Amortization: expensing a portion of an asset’s cost in an accounting period by allocating its cost over its estimated useful life. This is applicable to tangible capital assets and items such as expenses relating to a debt issue.

Appropriation: an authority of the Legislative Assembly to pay money out of the Consolidated Revenue Fund or to incur a non-cash expense.

Broader Public Sector (BPS): public hospitals, special psychiatric hospitals, school boards and colleges. For financial statement purposes, universities and other organizations such as municipalities are excluded because they do not meet the criteria of government organizations as recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.

Canada Health Transfer (CHT): a federal transfer provided to each province and territory in support of health care.

Canada Social Transfer (CST): a federal transfer provided to each province and territory in support of post-secondary education, social assistance and social services, including early childhood development, early learning and child care.

Capital Gain: the profit arising from the sale or transfer of capital assets or investments. For accounting purposes, it is the proceeds or market value received less the net book value of the capital asset or investment.

Capital Lease: a lease that, from the point of view of the lessee, transfers substantially all the benefits and risks incident to ownership of property to the lessee.

Cash and Cash Equivalents: cash or other short-term liquid low-risk instruments that are readily convertible to cash, typically within three months or less.

Consolidated Revenue Fund (CRF): the aggregate of all public monies on deposit to the credit of the Minister of Finance or in the name of any agency of the Crown approved by the Lieutenant Governor in Council. Payments made from the CRF must be appropriated by a statute. See Appropriation.

Consolidation: the inclusion of the financial results of government-controlled organizations in the Province’s consolidated financial statements.

Consumer Price Index (CPI): a broad measure of the cost of living. Through the monthly CPI, Statistics Canada tracks the retail price of a representative shopping basket of goods and services from an average household’s expenditure: food, housing, transportation, furniture, clothing, and recreation. The percentage of the total basket that any item occupies is termed the “weight” and reflects typical consumer spending patterns. Since people tend to spend more on food than clothing, changes in the price of food have a bigger impact on the index than, for example, changes in the price of clothing and footwear.

Contingency Fund: an amount of expense that is approved by the Legislative Assembly at the beginning of the year to cover higher spending due to unforeseen events. This approved spending limit is allocated during the year to ministries for their programs and activities. The actual costs incurred are charged to the respective programs and activities and not to the contingency fund. Therefore, contingency fund as at the end of the Province’s fiscal year is nil. See Reserve.

Contingent Liabilities: possible obligations that may result in the future sacrifice of economic benefits arising from existing conditions or situations involving uncertainty, that will ultimately be resolved when one or more future events not wholly within the government’s control occur or fail to occur. Resolution of the uncertainty will confirm the incurrence or non-incurrence of a liability.

Contractual Obligations: obligations of a government to others that will become liabilities when the terms of any contract or agreement, which the government had entered into, are met.

Debenture: a debt instrument where the issuer promises to pay interest and repay the principal by the maturity date. It is unsecured, meaning there is no lien on any specific asset.

Debt: an obligation resulting from the borrowing of money.

Deficit: the amount by which government expenses exceed revenues in any given year. On a forecast basis, a reserve may be included.

Derivatives: financial contracts that derive their value from other underlying instruments. The Province uses derivatives including swaps, forward foreign exchange contracts, forward rate agreements, futures and options to hedge and minimize interest costs.

Fair Value: the price that would be agreed upon in an arm’s length transaction and in an open market between knowledgeable, willing parties who are under no compulsion to act. It is not the effect of a forced or liquidation sale.

Financial Assets: assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. Financial assets include cash; an asset that is convertible to cash; a contractual right to receive cash or another financial asset from another party; a temporary or portfolio investment; a financial claim on an outside organization or individual; and inventory.

Financial Instrument: liquid asset, equity security in an entity, or a contract that gives rise to a financial asset of one contracting party and a financial liability or equity instrument of the other contracting party.

Fiscal Plan: an outline of the government’s consolidated revenue and expense plan for the upcoming fiscal year and the medium term, including information on the projected surplus/deficit. The plan is formally presented in the Budget, which the government presents in the spring of each year and is updated, as required, during the year. The fiscal plan numbers can be different from the expenditures outlined in the Printed Estimates.

Fiscal Year: the Province of Ontario’s fiscal year runs from April 1 of a year to March 31 of the following year.

Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest.

Forgivable Loan: advances where the terms and conditions of the loan agreement allow for the non-repayment of the principal or accrued interest when certain conditions are met.

Forward Contract: a contract that obligates one party to buy, and another party to sell, a specified amount of a particular asset at a0 specified price, on a given date in the future.

Forward Rate Agreement: a forward contract in which one party pays a fixed interest rate and receives a floating interest rate.

Fund: fiscal and accounting entity segregated for the purpose of carrying on specific activities, or attaining certain objectives in accordance with special regulations, restrictions or limitations.

Futures: an exchange-traded contract that confers an obligation to buy or sell a physical or financial commodity at a specified price and amount on a future date.

Gross Domestic Product (GDP): the total unduplicated value of the goods and services produced in the economy of a country or region during a given period of time such as a quarter or a year. Gross domestic product can be measured three ways: as total income earned in current production, as total final expenditures, or as total net value added in current production.

Hedging: a strategy to minimize the risk of loss on an asset (or a liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or the liability).

Indemnity: an agreement whereby one party agrees to compensate another party for any loss suffered by that party. The Province can either seek or provide indemnification.

Infrastructure: the facilities, systems and equipment required to provide public services and support private-sector economic activity including network infrastructure (e.g., roads, bridges, water and wastewater systems, large information technology systems), buildings (e.g., hospitals, schools, courts), and machinery and equipment (e.g., medical equipment, research equipment).

Loan Guarantee: an agreement to pay all or part of the amount due on a debt obligation in the event of default by the borrower.

Net Book Value of Tangible Capital Assets: historical cost of tangible capital assets less both the accumulated amortization and the amount of any write-downs.

Net Debt: the difference between the Province’s total liabilities and financial assets. It represents the Province’s future revenue requirements to pay for past transactions and events.

Nominal: an amount expressed in dollar terms without adjusting for changes in prices due to inflation or deflation. It is not a good basis for comparing values of GDP in different years, for which a “real” value expressed in constant dollars (i.e., adjusted for price changes) is needed. See Real GDP.

Non-Financial Assets: assets that normally do not generate cash capable of being used to repay existing debts. The non-financial assets of the Province are tangible capital assets.

Non-Tax Revenue: revenue received by the government from external sources. This also includes revenues from the sale of goods and services, fines and penalties associated with the enforcement of government regulations and laws; fees and licences; royalties; profits from a self-sustaining Crown agency; and asset sales.

Ontario Disability Support Program (ODSP): a program designed to meet the unique needs of people with disabilities who are in financial need, or who want and are able to work and need support. Ontarians aged 65 years or older who are ineligible for Old Age Security may also qualify for ODSP supports if they are in financial need.

Option: a contract that confers the right, but not the obligation, to buy or sell a specific amount of a commodity, currency or security at a specific price, on a certain future date.

Present Value: the current worth of one or more future cash payments, determined by discounting the payments using a given rate of interest.

Program Expense: total expense excluding interest on debt.

Public Accounts: the Consolidated Financial Statements of the Province along with supporting statements and schedules as required by the Financial Administration Act.

Real GDP: gross domestic product measured to exclude the impact of changing prices.

Recognition: the process of including an item in the financial statements of an entity.

Reserve: an amount included in the fiscal plan to protect the plan against unforeseen adverse changes in the economic outlook, or in the Provincial revenue and expense. Actual costs incurred by the ministry, which pertains to the reserve, are recorded as expenses of that ministry. See Contingency Fund.

Segment: a distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Sinking Fund Debenture: a debenture that is secured by periodic payments into a fund established to retire long-term debt.

Straight-Line Basis of Amortization: a method whereby the annual amortization expense is computed by dividing i) the historical cost of the asset by ii) the number of years the asset is expected to be used.

Surplus: the amount by which revenues exceed government expenses in any given year. On a forecast basis, a reserve may be included.

Tangible Capital Assets: physical assets including land, buildings, transportation infrastructure, vehicles, leased assets, machinery, furniture, equipment and information technology infrastructure and systems, and construction in progress.

Temporary Investments: investments that are transitional or current in nature and generally capable of reasonably prompt liquidation.

Total Debt: the Province’s total borrowings outstanding.

Total Expense: sum of program expense and interest on debt expense.

Transfer Payments: grants to individuals, organizations or other levels of government for which the government making the transfer does not

●	receive any goods or services directly in return, as would occur in a purchase or sale transaction;
●	expect to be repaid, as would be expected in a loan; or
●	expect a financial return, as would be expected in an investment.

Treasury Bills: short-term debt instrument issued by governments on a discount basis.

Unrealized Gain or Loss: an increase or decrease in the fair value of an asset accruing to the holder. Once the asset is disposed of or written off, the gain or loss is realized.

SOURCES OF ADDITIONAL INFORMATION

The Ontario Budget

The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year. For an electronic copy of the Ontario Budget, visit the Ministry of Finance website at www.fin.gov.on.ca.

The Estimates of the Province of Ontario

The government’s spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly according to the Supply Act. For electronic access, go to: www.fin.gov.on.ca.

Ontario Finances

This is a quarterly report on the performance of the government’s Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year. For electronic access, go to: www.fin.gov.on.ca.

Ontario Economic Accounts

This quarterly report contains data on Ontario’s economic activity. For electronic access, go to: www.fin.gov.on.ca.